                      Filed by Time Warner Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 001-12259
                      Subject Company:  AOL Time Warner Inc.

The following communications include certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results, the proposed Time Warner/America Online transaction and Time Warner's proposed joint venture with EMI Group. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online and/or the joint venture with EMI Group; failure of the Time Warner or America Online stockholders to approve the merger and/or the shareholders of EMI Group to approve the joint venture; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; the inability of Warner Music Group and EMI Group to realize synergies or other anticipated benefits of the joint venture; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Reports on Form 8-K dated January 10, 2000 and January 23, 2000 relating to these transactions. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                    * * * * * * * * * * * * * * * * * * * * *

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019, Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TIME WARNER INC. ON FEBRUARY 2, 2000.

For Immediate Release

                  TIME WARNER BUSINESSES REPORT RECORD 1999 AND
                             FOURTH-QUARTER RESULTS

                       --NORMALIZED 1999 EBITA GREW 15%--

          --1999 NORMALIZED EPS IMPROVES TO $.39 INCOME VS. $.06 LOSS--

            --CABLE NETWORKS, PUBLISHING, WARNER BROS. AND CABLE POST

                        ALL-TIME RECORD YEARLY RESULTS--

NEW YORK, FEBRUARY 2, 2000--Time Warner Inc. (Time Warner, NYSE: TWX) reported record 1999 operating income before amortization of intangible assets (EBITA) of $7.333 billion, up 64%, on revenues of $27.333 billion versus $4.462 billion of EBITA on revenues of $26.244 billion in 1998. EBITA grew 15% for the year when normalized principally for certain cable-related and filmed entertainment transactions in 1999 and 1998 and digital media activities. Cable Networks, Publishing, Warner Bros. and Cable all posted all-time records.

For the fourth quarter of 1999, Time Warner reported record EBITA of $2.454 billion, up 79%, on revenues of $7.988 billion. This compares to EBITA of $1.368 billion on revenues of $7.267 billion for the same period in 1998. Revenues grew 11% and EBITA grew 12% when normalized principally for certain cable-related and filmed entertainment transactions in 1999 and 1998 and digital media activities. In the quarter, Cable Networks, Publishing, and Cable all posted all-time records. Below are EBITA results for the fourth quarter and full year (in millions):

                                                          FOURTH QUARTER                          YEAR
                                                   HISTORICAL      PRO FORMA (1)       HISTORICAL        PRO FORMA (1)
                                                      1999             1998               1999             1998
                                                      ----             ----               ----             ----
Cable Networks                                     $   394         $   316              $ 1,397         $ 1,160
Publishing                                             260             234                  679             607
Music                                                  173             205                  452             493
Filmed Entertainment (2)                               191             198                  997             695
Broadcasting--The WB Network                             3             (15)                 (92)            (93)
Cable (2)                                            1,450             448                3,927           1,694
Intersegment Elimination                                --             (18)                 (10)            (94)
                                                   -------         -------              -------         -------
EBITA EXCLUDING DIGITAL MEDIA                        2,471           1,368                7,350           4,462
Digital Media                                          (17)             --                  (17)             --
                                                   -------         -------              -------         -------
TOTAL EBITA                                        $ 2,454         $ 1,368              $ 7,333         $ 4,462
                                                   =======         =======              =======         =======


(1) To enhance comparability, prior period information has been provided on a "pro forma" consolidated basis that retroactively reflects Time Warner's consolidation of the Entertainment Group, which substantially consists of TWE. Pro forma 1998 operating results, as presented in the table, do not adjust for the effects of other significant transactions and nonrecurring items discussed elsewhere herein.

TIME WARNER'S FOURTH-QUARTER EARNINGS 1999, PAGE 1--

(2) Filmed entertainment and cable operating results include certain significant and nonrecurring net gains, as described more fully in the discussion of divisional results included elsewhere herein.

TIME WARNER'S FOURTH-QUARTER EARNINGS 1999, PAGE 2--

Commenting on the company's performance, Time Warner's Chairman and CEO Gerald
M. Levin said, "I am pleased with our record results and strong EBITA growth rate of 15% for 1999, which met the top end of the range of our aggressive targets for the year, and with the record performance of the Turner Cable Networks, HBO, Time Inc., Warner Bros. and Time Warner Cable. In addition, our overall company advertising revenue grew by 20% to over $5 billion in 1999. Our strategic combination with AOL will accelerate the digital transformation of Time Warner, creating the world's first Internet-age media and communications company. Through our joint venture agreement with EMI, we will form the world's premier music group, one that will define and drive the growth of the music industry. Going forward, as we proceed with these transforming transactions, the underlying strengths of Time Warner's operating performance will help provide a dynamic base for the success of our new enterprise."

For the full year, basic net income per common share, when normalized to exclude the aggregate effect of certain significant nonrecurring items (1), was $.39 in 1999, compared to a net loss of $.06 per common share in 1998. On a reported basis, Time Warner had basic income per common share before an extraordinary item of $1.51 in 1999, and $1.50 after, compared to a net loss of $.31 per common share in 1998.

For the fourth quarter, basic net income per common share, when normalized to exclude the aggregate effect of the nonrecurring items (1), was $.20 in 1999, compared to $.11 per common share in 1998. On a reported basis, Time Warner had fourth-quarter basic net income per common share of $.65 in 1999, compared to a net loss of $.17 per common share in 1998.

CABLE NETWORKS
Fourth-quarter EBITA for the Cable Networks division was an all-time record $394 million, up 25%, versus $316 million a year earlier. Full-year EBITA for Cable Networks was an all-time record $1.397 billion, up 20%, versus $1.160 billion a year earlier. The Turner Cable Networks' 23% EBITA growth for the year resulted from double-digit increases in both subscription and advertising revenues. Total revenues in 1999 for the Turner Cable Networks were up 19% from a year ago. HBO's 16% EBITA growth for 1999 reflects increased subscription revenues for HBO and Cinemax. Turner South, TBS's first regional entertainment network, launched in the quarter with nearly one-million subscribers. In 1999, the Turner Cable Networks delivered their largest annual audiences ever. TBS Superstation and TNT aired all 10 of the top 10 theatrical film presentations on basic cable, and all five of the top five original movies. HBO and Cinemax subscriptions grew 1.1 million to 35.7 million at year end. In January 2000, HBO won eight Golden Globe

(1) The comparability of Time Warner's income (loss) per common share on a quarterly and annual basis is affected by certain significant and nonrecurring items recognized in each period. For the quarter, these items include a gain in 1999 from the sale of an interest in CanalSatellite, a non-cash charge in 1999 in connection with Warner Bros.' retail stores, net gains in 1999 and 1998 relating to the sale or exchange of cable television systems and investments, a charge in 1998 to reduce the carrying value of an interest in Primestar and the effect of a one-time increase in preferred dividend requirements in 1998 relating to the redemption of Time Warner's Series M preferred stock. In addition to those items, significant and nonrecurring items for the year include a gain in 1999 from the early termination of a long-term video distribution agreement, a gain in 1999 relating to the initial public offering of a 20% interest in Time Warner Telecom and an extraordinary loss in 1999 on the retirement of debt.

TIME WARNER'S FOURTH-QUARTER EARNINGS 1999, PAGE 3--

Awards, the most of any television network, including four awards for the hit series The Sopranos, two for Sex and the City, and one each for Introducing Dorothy Dandridge and RKO 281.

PUBLISHING
Fourth-quarter EBITA for Time Inc., the company's publishing division, was an all-time record $260 million, up 11%, compared to $234 million for the year-earlier period. The fourth quarter was Time Inc.'s 25th straight quarter of EBITA growth. For 1999, EBITA was up 12%, to an all-time record $679 million from $607 million in 1998. Contributing to the year's results were strong 16% advertising revenue improvements. Across-the-board advertising gains were led by In Style, People, Fortune and Time. These gains were somewhat offset by lower direct marketing results. Circulation growth continued, with Teen People raising its rate base to 1.5 million and In Style increasing its to 1.3 million. At year end, Time Inc. magazines reached a gross audience of approximately 200 million. During the quarter, Time Inc.'s Book-of-the-Month Club and Bertelsmann A.G.'s Doubleday Direct announced an agreement in principle to form a new partnership that will offer a far greater choice of book titles to their combined club members.

MUSIC
Warner Music Group posted fourth-quarter EBITA of $173 million, compared to $205 million in the fourth quarter of 1998. For 1999, EBITA was $452 million, down 8%, compared to $493 million a year ago. The year's results reflect declines in both domestic and international revenue and lower results from its 50%-owned Columbia House partnership. Top worldwide sellers for the year include Cher, Red Hot Chili Peppers, Kid Rock, Eric Clapton, The Corrs, Madonna, Tim McGraw, Luis Miguel, Sugar Ray, the Pokemon soundtrack, Faith Hill, Phil Collins, Metallica, Goo Goo Dolls, Austin Powers: The Spy Who Shagged Me Vol. 1 soundtrack, Leann Rimes and Mana. Warner Music artists earned 73 Grammy nominations in January, in such key categories as Record of the Year, Best New Artist, Best Pop Album, Best Rock Album, Best Rap Album and Best Country Album. In January, Time Warner and EMI Group plc announced an agreement to form the world's premier music group by combining their recorded music and music publishing businesses into a global joint venture, which will be consolidated by Time Warner.

FILMED ENTERTAINMENT
Fourth-quarter EBITA for Filmed Entertainment was $191 million, versus $198 million for the comparable 1998 period. Full-year EBITA was an all-time record $997 million, versus $695 million for the year-earlier period. On a normalized basis, EBITA grew 14% for the year. The 1999 reported results include net pretax gains of approximately $215 million recognized in the first quarter in connection with the early termination and settlement of a long-term video distribution agreement and $97 million recognized in the fourth quarter in connection with the sale of an interest in CanalSatellite, a satellite television platform servicing France and Monaco, offset in part by a one-time, fourth-quarter non-cash charge of $106 million relating to Warner Bros.' retail stores. EBITA for 1999 benefited from increases in revenue from Warner Bros.' worldwide theatrical and home video businesses, as well as improvements from TBS's film library operations, partially offset by lower results from Warner Bros.' consumer products operations. In 1999, Warner Bros. achieved $1 billion at the domestic box office for the first time and also exceeded $1 billion at the international box office. Theatrical revenues for 1999 benefited from the box-office success of Warner Bros.' The Matrix,

TIME WARNER'S FOURTH-QUARTER EARNINGS 1999, PAGE 4--

which earned more than $450 million worldwide and became Warner Bros.' highest-grossing film ever. Theatrical revenues in 1999 also benefited from the domestic box-office success of Warner Bros.' The Green Mile ($116 million to date) and Any Given Sunday ($73 million to date) and New Line's Austin Powers:
The Spy Who Shagged Me ($205 million to date).

BROADCASTING--THE WB NETWORK
The WB Television Network posted EBITA of $3 million in the quarter, compared to a loss of $15 million a year ago. The quarterly profit was the first ever for the network. For 1999, the loss was $92 million, compared to a loss of $93 million for 1998. The 1999 results reflect improved broadcasting revenues, offset by higher programming costs associated with an expanded programming schedule and increased start-up costs for The WB Network 100+ Station Group. In 1999, The WB successfully added new ratings winners such as Popular and Angel to established hits such as Buffy the Vampire Slayer, Dawson's Creek, Charmed, Felicity and 7th Heaven. Kids' WB!, anchored by Pokemon, has become the leading broadcast and cable children's network on Saturday mornings.

CABLE
In the fourth quarter, Time Warner Cable posted all-time record EBITA of $1.450 billion, up from $448 million a year ago. For 1999, EBITA was an all-time record $3.927 billion versus $1.694 billion in 1998. On a normalized basis, EBITA grew 11% for the year. The reported results include net pretax gains for the fourth quarter of $999 million in 1999 and $18 million in 1998 relating to the sale or exchange of cable television systems and investments. For the full year, net pretax gains amounted to $2.247 billion in 1999 and $108 million in 1998. The cable division's continuing solid double-digit growth reflects an increase in basic cable, pay-per-view and Road Runner revenues and in advertising revenues, which grew 26% in 1999. At the end of the fourth quarter, Time Warner Cable had an internal subscriber growth rate of 1.9%, served approximately 12.6 million subscribers, and passed 20.6 million homes, which is over 20% of total U.S. television households. At the end of the quarter, Time Warner Cable was offering digital video services to 430,000 subscribers. Road Runner, Time Warner Cable's jointly-owned high-speed online service, had approximately 550,000 subscribers at year end, having added 130,000 new subscribers in the quarter.

DIGITAL MEDIA
Time Warner Digital Media posted a loss of $17 million during the quarter, reflecting start-up activities associated with the company's digital media businesses, including Entertaindom (www.entertaindom.com), the company's entertainment Web destination launched in November.

Time Warner Inc. (NYSE: TWX, www.timewarner.com) is the world's leading media company. Its businesses include cable networks, publishing, music, filmed entertainment, cable and digital media.

####

TIME WARNER'S FOURTH-QUARTER EARNINGS 1999, PAGE 5--


                  Caution Concerning Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results, the proposed Time Warner/America Online transaction and Time Warner's proposed joint venture with EMI Group. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online and/or the joint venture with EMI Group; failure of the Time Warner or America Online stockholders to approve the merger and/or the shareholders of EMI Group to approve the joint venture; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; the inability of Warner Music Group and EMI Group to realize synergies or other anticipated benefits of the joint venture; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Reports on Form 8-K dated January 10, 2000 and January 23, 2000 relating to these transactions. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                   * * * * * * * * * * * * * * * * * * * * * *


Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

TO RECEIVE A COPY OF THIS PRESS RELEASE THROUGH THE INTERNET, ACCESS TIME WARNER'S CORPORATE WEBSITE LOCATED AT HTTP://WWW.TIMEWARNER.COM

Attachments:

(1) Consolidated Statement of Operations
(2) Notes to Statement of Operations

Contact:
Edward Adler
(212) 484-6630

                                TIME WARNER INC.
                      CONSOLIDATED STATEMENT OF OPERATIONS
                               BY BUSINESS SEGMENT

                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                         THREE MONTHS ENDED                 YEARS ENDED
                                                            DECEMBER 31,                    DECEMBER 31,
                                                --------------------------------- --------------------------------
                                                    1999       1998       1998       1999       1998       1998
                                                 HISTORICAL  PRO FORMA HISTORICAL HISTORICAL  PRO FORMA HISTORICAL

Revenues:
Cable Networks                                      $1,686     $1,392    $   866   $  6,111  $5,377     $3,325
Publishing                                           1,426      1,336      1,336      4,663   4,496      4,496
Music                                                1,218      1,294      1,294      3,834   4,025      4,025
Filmed Entertainment                                 2,387      2,188        498      8,075   7,978      1,917
Broadcasting - The WB Network                          138         90          -        384     260          -
Cable                                                1,406      1,327        238      5,374   5,342        964
Digital Media                                            1          -          -          1       -          -
Intersegment elimination                              (274)      (360)       (37)    (1,109) (1,234)      (145)
                                                    ------     ------     ------     ------  ------    -------

Total revenues                                      $7,988     $7,267     $4,195    $27,333 $26,244    $14,582
                                                    ======     ======     ======    ======= =======    =======


Business segment operating income
 before amortization of intangible assets:
Cable Networks                                         394        316        201      1,397   1,160        706
Publishing                                             260        234        234        679     607        607
Music                                                  173        205        205        452     493        493
Filmed Entertainment                                   191        198         98        997     695        192
Broadcasting - The WB Network                            3        (15)         -        (92)    (93)         -
Cable                                                1,450        448         96      3,927   1,694        325
Digital Media                                          (17)         -          -        (17)      -          -
Intersegment elimination                                 -        (18)        (6)       (10)    (94)       (27)
                                                   -------     ------     ------     ------  ------     ------
                                                     2,454      1,368        828      7,333   4,462      2,296

Amortization of intangible assets                     (350)      (329)      (201)    (1,298) (1,330)      (800)
                                                    ------      -----      -----     ------  ------      -----

Business segment operating income                    2,104      1,039        627      6,035   3,132      1,496

Equity in pretax income of Entertainment
   Group, substantially all TWE                          -          -        (81)         -       -        356
Interest and other, net                               (567)      (712)      (303)    (1,954) (2,122)    (1,180)
Minority interest                                      (60)       (66)         -       (418)   (266)         -
Corporate expenses                                     (43)       (46)       (28)      (163)   (158)       (86)
                                                    ------     ------     ------     ------  ------     ------

Income before income taxes                           1,434        215        215      3,500     586        586
Income tax provision                                  (586)      (125)      (125)    (1,540)   (418)      (418)
                                                    ------      -----      -----     ------  ------     ------

Income before extraordinary item                       848         90         90      1,960     168        168
Extraordinary loss on retirement of debt, net of
   $9 million income tax benefit in 1999                 -          -          -        (12)      -          -
                                                  --------     ------    -------     ------  ------    -------

Net income                                             848         90         90      1,948     168        168
Preferred dividend requirements                         (7)      (304)      (304)       (52)   (540)      (540)
                                                   -------      -----      -----     ------  ------     ------

Net income (loss) applicable to common shares       $  841     $ (214)     $(214)   $ 1,896  $ (372)    $ (372)
                                                    ======     ======      =====    =======  ======     ======

Income (loss) per common share
   before extraordinary item:

   Basic                                             $ .65     $ (.17)    $ (.17)    $ 1.51  $ (.31)    $ (.31)
                                                     =====     ======     ======     ======  ======     ======
   Diluted                                           $ .62     $ (.17)    $ (.17)    $ 1.43  $ (.31)    $ (.31)
                                                     =====     ======     ======     ======  ======     ======

Net income (loss) per common share:

   Basic                                             $ .65     $ (.17)    $ (.17)    $ 1.50  $ (.31)    $ (.31)
                                                     =====     ======     ======     ======  ======     ======
   Diluted                                           $ .62     $ (.17)    $ (.17)    $ 1.42  $ (.31)    $ (.31)
                                                     =====     ======     ======     ======  ======     ======

Average common shares:

   Basic                                           1,286.5    1,227.2    1,227.2    1,267.0 1,194.7    1,194.7
                                                   =======    =======    =======    ======= =======    =======
   Diluted                                         1,391.8    1,227.2    1,227.2    1,398.3 1,194.7    1,194.7
                                                   =======    =======    =======    ======= =======    =======


                                TIME WARNER INC.
                        NOTES TO STATEMENT OF OPERATIONS

NOTE 1: BASIS OF PRESENTATION

Time Warner classifies its business interests into six fundamental areas: Cable Networks, consisting principally of interests in cable television programming; Publishing, consisting principally of interests in magazine publishing, book publishing and direct marketing; Music, consisting principally of interests in recorded music and music publishing; Filmed Entertainment, consisting principally of interests in filmed entertainment, television production and television broadcasting; Cable, consisting principally of interests in cable television systems; and Digital Media, consisting principally of interests in Internet-related and digital media businesses.

A majority of Time Warner's interests in filmed entertainment, television production, television broadcasting and cable television systems, and a portion of its interests in cable television programming are held through Time Warner Entertainment Company, L.P. ("TWE"). Since 1993, Time Warner has not been consolidating TWE and certain related companies (the "Entertainment Group") for financial reporting purposes because a subsidiary of MediaOne Group, Inc. ("MediaOne"), which is a limited partner of TWE, had rights that allowed it to participate in the management of TWE's businesses. However, in August 1999, MediaOne's management rights over TWE were terminated. As a result, Time Warner's 1999 operating results reflect the consolidation of the Entertainment Group, which substantially consists of TWE, retroactive to the beginning of 1999. Time Warner's historical operating results for 1998 have not been changed; however, in order to enhance comparability, pro forma operating results for 1998 retroactively reflecting the consolidation of TWE are presented supplementally.

NOTE 2: CABLE-RELATED TRANSACTIONS

Gains on the Sale or Exchange of Cable Television Systems and Investments

In 1999 and 1998, largely in an effort to enhance their geographic clustering of cable television properties, Time Warner and TWE sold or exchanged various cable television systems and investments. As a result of these transactions, the operating results of Time Warner's Cable division include net pretax gains for the fourth quarter of $999 million in 1999 and $18 million in 1998 on a pro forma basis. Net pretax gains for the year amounted to $2.247 billion in 1999 and $108 million in 1998 on a pro forma basis. On a historical basis for 1998, all $18 million of the net pretax gains recognized in the fourth quarter of 1998 are included in the operating results of Time Warner's Cable division and the remaining $90 million of gains recognized during the year are included in Time Warner's equity in the pretax income of the Entertainment Group.

1999 Gain on Time Warner Telecom's Initial Public Offering

In May 1999, Time Warner Telecom, a competitive local exchange carrier that provides telephony services to businesses, completed an initial public offering of 20% of its common stock (the "Time Warner Telecom IPO"). Time Warner Telecom raised net proceeds of approximately $270 million. Approximately $180 million of these proceeds were used to pay obligations owed to Time Warner and TWE. In turn, Time Warner and TWE used those proceeds principally to reduce bank debt. In connection with the Time Warner Telecom IPO and certain related transactions, Time Warner's ownership interest in Time Warner Telecom was diluted from 61.98% to 48.21%. As a result, Time Warner recognized a pretax gain of approximately $115 million. This gain has been included in interest and other, net, in Time Warner's 1999 consolidated statement of operations.

1998 Primestar Write-Down

In the fourth quarter of 1998, TWE recorded a charge of approximately $210 million principally to reduce the carrying value of its 24% interest in Primestar, Inc. ("Primestar"), a direct broadcast satellite company. This charge reflected a significant decline in the fair value of Primestar during that quarter. The decline in Primestar's value was confirmed by the sale of its assets and operations to DirecTV, a competing direct broadcast satellite business owned by Hughes Electronics Corp., which occurred during the first half of 1999. This charge has been included in interest and other, net, in Time Warner's 1998 pro forma consolidated statement of operations and, on a historical basis for 1998, in Time Warner's equity in the pretax income of the Entertainment Group.

1998 Cable Transactions

A number of significant transactions occurred in 1998 that further affected the comparability of the Cable division's results. These transactions consist of (i) the transfer of Time Warner Cable's direct broadcast satellite operations to Primestar, effective as of April 1, 1998, (ii) the formation of the Road Runner joint venture to operate and expand Time Warner Cable's and MediaOne's existing high-speed online businesses, effective as of June 30, 1998, (iii) the reorganization of Time Warner Cable's business telephony operations into a separate entity now named Time Warner Telecom Inc., effective as of July 1, 1998 and (iv) the formation of a joint venture in Texas that owns cable television systems serving approximately 1.1 million subscribers, effective as of December 31, 1998. These transactions are all more fully described in Time Warner's consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 1998, as amended.

NOTE 3:  FILMED ENTERTAINMENT TRANSACTIONS

1999 Gain on Termination of MGM Video Distribution Agreement

In March 1999, Warner Bros. and Metro-Goldwyn-Mayer, Inc. ("MGM") terminated a long-term distribution agreement under which Warner Bros. had exclusive worldwide distribution rights for MGM/United Artists home video product. In connection with the early termination and settlement of this distribution agreement, Warner Bros. recognized a net pretax gain of approximately $215 million, which has been included in the 1999 operating results of Time Warner's Filmed Entertainment division.

1999 Gain on Sale of CanalSatellite

In December 1999, Warner Bros. sold its 10% interest in CanalSatellite, a satellite television distribution service in France and Monaco, to Canal Plus, a large French media entertainment company. In connection with the sale, Warner Bros. recognized a pretax gain of $97 million, which has been included in the 1999 operating results of Time Warner's Filmed Entertainment division.

1999 Warner Bros. Retail Stores Write-Down

In the fourth quarter of 1999, Warner Bros. recorded a noncash, pretax charge of $106 million to reduce the carrying value of certain fixed assets and leasehold improvements used in its retail stores. The charge represents the excess of the carrying value of the assets used in Warner Bros.' retail stores over the discounted future cash flows from such operations, based on a plan adopted in December 1999 that is designed to improve the performance of its stores. The charge has been included in the 1999 operating results of Time Warner's Filmed Entertainment division.

NOTE 4:  1998 REDEMPTION OF SERIES M EXCHANGEABLE PREFERRED STOCK

In December 1998, Time Warner redeemed all of its outstanding shares of 10 1/4% Series M exchangeable preferred stock at an aggregate cost of approximately $2.1 billion. The redemption was funded with proceeds from the issuance of lower-cost debt. As a result of this redemption, preferred dividend requirements in Time Warner's 1998 consolidated statement of operations include a one-time effect of $234 million relating to the premium paid in connection with such redemption.

NOTE 5:  INCOME TAXES

The relationship between income before income taxes and income tax expense of Time Warner is affected by the amortization of goodwill and certain other financial statement expenses that are not deductible for income tax purposes. Historical income tax expense of Time Warner for 1998 includes all income taxes related to its allocable share of partnership income and its equity in the income tax expense of corporate subsidiaries of the Entertainment Group.

NOTE 6:  INCOME (LOSS) PER COMMON SHARE

Basic income (loss) per common share is based upon the net income (loss) applicable to common shares after preferred dividend requirements and upon the weighted average of common shares outstanding during the period. Diluted income
(loss) per common share adjusts for the effect of convertible securities, stock options and other potentially dilutive financial instruments only in the periods in which such effect would have been dilutive.

NOTE 7:  COMPARABILITY OF INCOME (LOSS) PER COMMON SHARE

As described more fully above, income (loss) per common share has been affected by certain significant, nonrecurring items recognized in 1999 and 1998. Those items consist of net gains relating to (i) the sale or exchange of various cable television systems and investments in both periods, (ii) the 1999 gain on the Time Warner Telecom IPO, (iii) the 1998 Primestar write-down, (iv) the net gains relating to the 1999 Filmed Entertainment transactions, (v) the 1998 redemption of the Series M exchangeable preferred stock and (vi) an extraordinary loss in 1999 relating to the retirement of debt. The aggregate net effect of these items was to increase (decrease) basic net income per common share for the fourth quarter by $.45 in 1999 and $(.28) in 1998. For the year, the aggregate net effect was to increase (decrease) basic net income per common share by $1.11 in 1999 and $(.25) in 1998. On a diluted basis, the aggregate net effect for the fourth quarter was an increase (decrease) in net income per common share of $.42 in 1999 and $(.28) in 1998. For the year, on a diluted basis, the aggregate net effect was an increase (decrease) in net income per common share of $1.03 in 1999 and $(.25) in 1998.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TIME WARNER INC. ON FEBRUARY 2, 2000.

For Immediate Release

           TIME WARNER CEO REAFFIRMS CONFIDENCE IN EXCEPTIONAL GROWTH
                          POTENTIAL OF AOL TIME WARNER

NEW YORK, FEBRUARY 2, 2000 -- In a presentation to Wall Street analysts, Gerald
M. Levin, chairman and CEO of Time Warner Inc. (Time Warner, NYSE: TWX), today reaffirmed his confidence in the exceptional growth potential of AOL Time Warner, pointing out that no other company will have such diverse "revenue levers" or the flexibility to use them in ways that will maximize growth. He added that based on the new company's unique combination of strengths, he is comfortable with projected EBITDA growth in the 30 percent zone for 2001 over 2000, representing more than $11 billion in EBITDA for 2001, including synergies.

Levin said AOL Time Warner will have three primary revenue drivers: subscriptions, advertising and commerce, and content. He said AOL and Time Warner will act as catalysts on each other's businesses, creating new growth opportunities by taking advantage of "cross-promotion, brand value and scale."

Levin said the "monetizable footprint" of AOL Time Warner's subscription businesses is unmatched, with more than 100 million paying subscribers. In addition, he said AOL Time Warner's services and content will "touch" consumers more than 2.5 billion times per month.

AOL Time Warner, Levin said, will have the financial capacity to be opportunistic in developing new businesses and the flexibility to adapt quickly to emerging trends. He added that AOL Time Warner will have "no financial constraints" on its growth and will "start out of the box" with a solid investment-grade balance sheet.

Levin concluded that the two most important ingredients in the merger are "execution and people." He said management teams from both companies are meeting regularly to identify and capitalize on immediate growth opportunities. The merger, he said, is "recognition of the extraordinary value creation coming from this networked society."

####
                  Caution Concerning Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results, the proposed Time Warner/America Online transaction and Time Warner's proposed joint venture with EMI Group. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online and/or the joint venture with EMI Group; failure of the Time Warner or America Online stockholders to approve the merger and/or the shareholders of EMI Group to approve the joint venture; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; the inability of Warner Music Group and EMI Group to realize synergies or other anticipated benefits of the joint venture; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Reports on Form 8-K dated January 10, 2000 and January 23, 2000 relating to these transactions. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                   * * * * * * * * * * * * * * * * * * * * * *


Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

TO RECEIVE A COPY OF THIS PRESS RELEASE THROUGH THE INTERNET, ACCESS TIME WARNER'S CORPORATE WEBSITE LOCATED AT HTTP://WWW.TIMEWARNER.COM. A STREAMING AUDIO WEBCAST REPLAY OF TODAY'S ANALYST MEETING IS ALSO AVAILABLE BY VISITING HTTP://WWW.TIMEWARNER.COM.

Contact:
Edward Adler
(212) 484-6630

THE FOLLOWING IS A REPORT DISSEMINATED BY TIME WARNER INC. ON FEBRUARY 2, 2000

TIME WARNER REPORT
FOURTH QUARTER 1999

We are pleased with our record results and strong normalized EBITA growth rate of 15% for 1999, which met the top end of the range of our aggressive targets for the year, and with the record performance of Turner Cable Networks, HBO, Time Inc., Warner Bros. and Time Warner Cable.

Cable Networks. The Turner Cable Networks' 23% EBITA growth for the year resulted from double-digit increases in both subscription and advertising revenues. HBO's 16% EBITA growth for 1999 reflects increased subscription revenues for HBO and Cinemax. In 1999, the Turner Cable Networks delivered their largest annual audiences ever. HBO and Cinemax subscriptions grew 1.1 million to
35.7 million at year end. In January 2000, HBO won eight Golden Globe Awards, the most of any television network.

Publishing. Contributing to the year's all-time record EBITA were strong 16% advertising revenue improvements. Across-the-board advertising gains were led by In Style, People, Fortune and Time. These gains were somewhat offset by lower direct marketing results. Circulation growth continued, with Teen People raising its rate base to 1.5 million and In Style increasing its to 1.3 million. At year end, Time Inc. magazines reached a gross audience of 200 million. During the quarter, Time Inc.'s Book-of-the-Month Club and Bertelsmann A.G.'s Doubleday Direct announced an agreement in principle to form a new partnership that will offer a far greater choice of book titles to their combined club members.

Music. The year's results for Warner Music Group reflect declines in both domestic and international revenue and lower results from its 50%-owned Columbia House partnership. Top worldwide sellers for the year include Cher, Red Hot Chili Peppers, Kid Rock, Eric Clapton, The Corrs, Madonna, Tim McGraw, Luis Miguel, Sugar Ray, the Pokemon soundtrack, Faith Hill, Phil Collins, Metallica, Goo Goo Dolls, Austin Powers: The Spy Who Shagged Me Vol. 1 soundtrack, Leann Rimes and Mana. In January 2000, Time Warner and EMI Group plc announced an agreement to form the world's premier music group by combining their recorded music and music publishing businesses into a global joint venture, which will be consolidated by Time Warner.

Filmed Entertainment. The all-time record full-year EBITA for Filmed Entertainment benefited from increases in revenue from Warner Bros.' worldwide theatrical and home video businesses, as well as improvements from TBS's film library operations, partially offset by lower results from Warner Bros.' consumer products operations. Theatrical revenues for 1999 benefited from the box-office success of Warner Bros.' The Matrix, which earned more than $450 million worldwide and became Warner Bros.' highest-grossing film ever. In 1999, The WB successfully added new ratings winners such as Popular and Angel to established hits such as Buffy the Vampire Slayer, Dawson's Creek, Charmed, Felicity and 7th Heaven.

Cable. The cable division's solid 11% normalized EBITA growth for 1999 reflects an increase in basic cable, pay-per-view and Road Runner revenues and in advertising revenues, which grew 26% in 1999. At the end of the fourth quarter, Time Warner Cable had an internal subscriber growth rate of 1.9%, served approximately 12.6 million subscribers, and passed 20.6 million homes, which is over 20% of total U.S. television households. At the end of the quarter, Time Warner Cable was offering digital video services to 430,000 subscribers. Road Runner, Time Warner Cable's jointly-owned high-speed online service, had approximately 550,000 subscribers at year end, having added 130,000 new subscribers in the quarter.

As we proceed with our transforming agreements with AOL and EMI, the underlying strengths of Time Warner's operating performance will help provide a dynamic base for the success of our new enterprise.

Richard D. Parsons
President

TIME WARNER REPORT
FOURTH QUARTER 1999

AMERICA ONLINE AND TIME WARNER WILL MERGE TO CREATE WORLD'S FIRST INTERNET-AGE MEDIA AND COMMUNICATIONS COMPANY

America Online, Inc., and Time Warner announced on Jan. 10, 2000, a strategic merger of equals to create the world's first fully integrated media and communications company for the Internet Century. To be named AOL Time Warner Inc. with combined revenues of over $30 billion, this unique new enterprise will be the premier global company delivering branded information, entertainment and communications services across rapidly converging media platforms. The merger will combine Time Warner's vast array of world-class media, entertainment and news brands and its technologically advanced broadband delivery systems with America Online's extensive Internet franchises, technology and infrastructure, including the world's premier consumer online brands, the largest community in cyberspace and unmatched e-commerce capabilities. AOL Time Warner's unparalleled resources of creative and journalistic talent, technology assets and expertise, and management experience will enable the new company to dramatically enhance consumers' access to the broadest selection of high-quality content and interactive services.

         By merging the world's leading Internet and media companies, AOL Time Warner will be uniquely positioned to speed the development of the interactive medium and the growth of all its businesses. The new company will provide an important new broadband distribution platform for America Online's interactive services and drive subscriber growth through cross-marketing with Time Warner's pre-eminent brands.

         Under the terms of a definitive merger agreement approved by each company's board of directors, Time Warner and America Online stock will be converted to AOL Time Warner stock at fixed exchange ratios. The Time Warner shareholders will receive 1.5 shares of AOL Time Warner for each share of Time Warner stock they own. America Online shareholders will receive one share of AOL Time Warner stock for each share of America Online stock they own. The merger will be effected on a tax-free basis to shareholders. When complete, America Online's shareholders will own approximately 55% and Time Warner's shareholders will own approximately 45% of the new company. The stock will be traded under the symbol AOL on the New York Stock Exchange. The merger will be accounted for as a purchase transaction and is expected to be accretive to America Online's cash earnings per share before the amortization of goodwill. This transaction is subject to certain closing conditions, including regulatory approvals and the approval of America Online and Time Warner shareholders, and is expected to close by the end of the year.

         Steve Case, chairman and CEO of America Online, will become chairman of the board of the new company. Gerald M. Levin, Time Warner's chairman and CEO, will become AOL Time Warner's CEO, reporting to the board consisting of 16 members, with eight appointed by each of the current America Online and Time Warner boards. Ted Turner will become vice chairman of AOL Time Warner. Time Warner president Richard Parsons and America Online president and COO Bob Pittman will be co-COOs of AOL Time Warner. J. Michael Kelly, SVP and CFO of America Online, will become the new company's EVP and CFO. Parsons, Pittman and Kelly will report to Levin. A four-person integration committee, composed of Pittman, Parsons, Kenneth J. Novack, America Online's vice chairman, and Richard Bressler, chairman and CEO of Time Warner Digital Media, has been formed to insure a smooth and rapid combination of the two companies.

WARNER MUSIC GROUP AND EMI TO FORM WORLD'S PREMIER MUSIC GROUP

Time Warner and EMI Group plc announced on Jan. 24 that they had reached agreement to form the world's premier music group by combining their recorded music and music publishing businesses into a global joint venture. The transaction will create one of the world's leading music companies, with an unsurpassed management team known for developing and nurturing the careers of many of the world's greatest artists. The new company, Warner EMI Music, will have broad domestic and international holdings; a roster that includes many of the world's most popular artists; and complementary strengths in recorded music, A&R and talent management, content and copyright origination and ownership, promotion and public relations, manufacturing, packaging, distribution and back catalogue.

         The global joint venture will be owned equally by Time Warner and EMI Group. The transaction involves EMI and Time Warner contributing their respective music businesses to the joint venture. EMI will transfer its net debt to Warner EMI Music ($1.5 billion, as of Sept. 30, 1999) at completion and Time Warner will transfer a comparable level of debt adjusted for interim activity through closing. EMI shareholders will receive a cash payment of 'L' 1.00 per share financed by Time Warner (approximately $1.3 billion). In addition Time Warner will have the right to receive 8% of the enlarged EMI ordinary share capital if EMI's share price reaches 'L' 9 within the first three-and-a-half years after completion.

         An 11-member Warner EMI Music board of directors, controlled by Time Warner, will consist of six Time Warner designees and five EMI designees. Richard Parsons, president of Time Warner, and Eric Nicoli, chairman of EMI Group plc, will serve as co-chairmen of the Warner EMI Music board. Roger Ames, chairman and CEO of Warner Music Group, will be the CEO of Warner EMI Music, and Ken Berry, CEO of EMI Recorded Music, will be COO of Warner EMI Music. Warner EMI Music will be headquartered in New York, with its non-U.S. operations based in London. The transaction is subject to certain conditions, including regulatory consents and EMI Group shareholder approval, and is expected to be completed in the second half of 2000.

BOOK-OF-THE-MONTH CLUB AND DOUBLEDAY DIRECT TO FORM JOINT VENTURE

On Dec. 14, Book-of-the-Month Club (owned by Time Inc.) and Doubleday Direct (owned by Bertelsmann A.G.), which each operate a broad portfolio of book clubs, announced an agreement in principle to form a new partnership that will offer a far greater choice of titles to their combined members. The transaction is designed to allow the clubs to operate more efficiently in an increasingly competitive bookselling market. By taking advantage of greater scale, the new partnership expects to be able to operate more profitably and achieve growth that is proportionate with the overall book industry. Book-of-the-Month Club (which operates BOMC and numerous special interest clubs) and Doubleday Direct (which operates Doubleday Book Club, The Literary Guild and several special interest book clubs) will continue to operate their existing clubs under their current brand names and also will continue to launch new genre-specific clubs. The parties expect to close the transaction in the first quarter of 2000.

TIME WARNER FORMS $500 MILLION FUND TO INVEST IN DIGITAL MEDIA
OPPORTUNITIES

On Dec. 15, Time Warner announced formation of a Time Warner Digital Media investment fund that will provide the company with a vehicle for systematically and efficiently identifying and evaluating digital media investment opportunities. The company anticipates that the fund will consist of $500 million of assets. It will be managed by a team of professionals who have experience in investing, media and technology, and will focus on non-controlling equity stakes in companies engaged in e-commerce, vertical and interactive content, technology, infrastructure and other digital media-related activities. The fund's average investment is expected to be in the range of $5 million to $20 million, but both larger and smaller investments will be considered.

WARNER HOME VIDEO'S THE MATRIX IS INDUSTRY'S HIGHEST SELLING DVD TITLE TO DATE

Warner Home Video's The Matrix DVD is the industry's highest selling DVD title to date, with total U.S. shipments exceeding 2.2 million units. It is expected that international DVD shipments of the film will easily exceed one million units.

         Also, marking an online first, owners of Warner Home Video's The Matrix DVD had the unique opportunity of simultaneously watching the movie while chatting online with writers/directors Andy and Larry Wachowski during the film's screening on Nov. 6. To participate, users needed a computer equipped with a DVD-ROM drive, The Matrix DVD and an Internet connection. The movie was viewed at DVD quality, with users able to ask questions of the filmmakers as everybody watched the movie together.

HBO AND 20TH CENTURY FOX EXTEND OUTPUT DEAL

Home Box Office and 20th Century Fox signed a new exclusive, long-term licensing deal for theatrical releases from 20th Century Fox. The deal, which extends through Fox's 2009 releases, encompasses all theatrical releases from Fox Filmed Entertainment, including those produced by 20th Century Fox Film, Fox Searchlight, Fox 2000 and Fox Animation Studios. Upcoming Fox movies coming to HBO include Anna and The King, starring Jodie Foster and Chow Yun-Fat; The Beach, starring Leonardo DiCaprio; X-Men, starring Ian McKellen and Patrick Stewart; Navy Diver, starring Robert DeNiro and Cuba Gooding; Me, Myself and Irene, starring Jim Carrey; and Castaway, starring Tom Hanks.

ROAD RUNNER TRIPLES CUSTOMERS IN 1999

Road Runner 'r' tripled its customer base in 1999, ending the year with approximately 550,000 subscribers, up from 180,000 at the start of the year. Fifteen new markets were added to the Road Runner roster, including Richmond, Virginia (MediaOne); Cox Communications in Fairfax, Virginia (formerly Media General); Multimedia Cablevision in Wichita, Kansas, and the Oklahoma City area; Fanch Communications in Johnstown, Pennsylvania; and Time Warner Cable divisions in New York City; Los Angeles, California; Houston and San Antonio, Texas; Greensboro and Charlotte, North Carolina; Columbia, South Carolina; Cincinnati, Ohio; Central Florida and Kansas City, Missouri. By year end 1999 the Road Runner footprint covered more than 13 million homes in 37 markets throughout the nation. The expansion of existing Road Runner markets also contributed to the strong subscriber growth, as new hubs went online, aggressive marketing efforts were implemented and churn remained universally low. Road Runner is a joint venture among affiliates of Time Warner Inc., MediaOne Group, Microsoft Corp., Compaq Corp. and Advance/Newhouse.

TIME WARNER DEBUTS ENTERTAINDOM.COM

On Nov. 29, Time Warner debuted its vertical entertainment destination, Entertaindom (www.entertaindom.com). More than ten new shows debuted on Entertaindom, the first online entertainment network to launch from a major media company. Entertaindom offers a variety of online entertainment, news, information and services, including entertainment news and information from Entertainment Weekly, CNN, Reuters, Variety and other sources, including music and TV stories, movie reviews, hits lists and critics' polls. Also featured are online services, shopping opportunities and community functions such as e-mail, chat and entertainment home pages powered by AcmeCity (the joint venture between Warner Bros. Online and FortuneCity.com). Short-form entertainment includes three types of new Web programming: new franchises born on the Web that have the opportunity to cross over to other media; powerful brand extensions with new "webisodic" material developed for perennial favorites; and re-purposed programming of previously existing material.

TURNER BROADCASTING SYSTEM ENDS THE DECADE WITH ITS LARGEST-EVER AUDIENCE

Averaging 2.8 million viewing homes across 24 hours, and 4.7 million homes in prime time, the networks of Turner Broadcasting delivered their largest annual audiences ever in 1999. Total day viewing for the combined services--TBS Superstation, TNT, Cartoon Network, CNN and CNN Headline News--advanced 9% over year-ago levels. Also, 1999 marked the fifth consecutive year of both total day and primetime gains for the five networks combined.

         TNT and TBS Superstation finished 1999 as two of the top three basic cable networks in primetime ratings, household delivery and delivery of the most desirable adult demographic categories (adults 18-49 and 25-54). TBS Superstation finished 1999 as basic cable's number-one network in total day with adults 18-49 and adults 25-54 and claimed basic cable's top original and theatrical movies of the year. TNT's 1999 TNT Original motion pictures posted their best performance in the network's 11-year history, with an increased household rating of 59% and an increased household delivery of 61% versus 1998, averaging a 4.6 household rating in 3.5 million homes. Cartoon Network closed 1999 with the strongest annual performance in rating and delivery in its seven-year history, finishing the year with a network-record-setting 1.1 total day household rating, making it the third-highest-rated ad-supported cable network. On the eve of CNN's 20th anniversary, CNN/U.S. continued to strengthen its position as the number-one news network among Americans. CNN's year-long growth and expansion was propelled by the launch of eight new programming hours, new international networks, additional bureaus, significant affiliate growth and four new Web sites.

WILL & GRACE TO DEBUT IN OFF-NETWORK SYNDICATION IN FALL 2002

Will & Grace, the NBC-produced hit-comedy and the most sought-after off-network property of 1999, will be distributed in off-network syndication for a Fall 2002 launch by Warner Bros. Domestic Television

Distribution in a deal with NBC Enterprises. Will & Grace is one of the fastest-growing series on network television in key demographics. Through 12 weeks of the 1999-2000 season, the series was up 19% in adults 18-49 (6.3/18 vs. 5.3/13) and 21% in adults 25-54 (6.8/16 vs. 5.6/12) versus comparable dates in 1998.

TIME WARNER DIGITAL MEDIA PURCHASES STAKE IN ONLINE MUSIC COMPANY ARTISTDIRECT INC.

Time Warner Digital Media has purchased a 3% stake in online music company Artistdirect Inc. The company joins Cisneros Television Group, Yahoo! Inc. and three other major music companies in investing in Artistdirect, which offers a mix of music, news and e-commerce on its site. Artistdirect was also granted an Internet music video license for new music videos by the company's artists released in the U.S., and will be paid a license fee for the streaming of those videos.

WARNER BROS. EXCEEDS $1 BILLION IN BOTH ITS DOMESTIC AND INTERNATIONAL
FILM BOX OFFICES FOR 1999 Warner Bros. Pictures had a banner year in 1999, marking the first time ever that domestic box office revenue eclipsed the $1 billion plateau, and the third time international box office revenue surpassed the $1 billion mark. Taking in some $450 million in worldwide box office, The Matrix became Warner Bros. Pictures' highest grossing film ever. For the first time, Warner Bros. Pictures' domestic and international divisions each grossed more than $1 billion in a single calendar year. Internationally, Warner Bros. marked its third billion-dollar-plus year in this decade, with gross receipts of $1.07 billion from Jan. 1 through Dec. 31. These figures represent a gain of 41% over 1998.

SPORTS ILLUSTRATED FOR WOMEN TO LAUNCH AS A BIMONTHLY IN MARCH 2000

Sports Illustrated For Women will begin publishing on a bimonthly schedule starting in March of 2000. The March/April issue of the magazine is scheduled to be on newsstands the week of March 5 at a cover price of $3.50. Sports Illustrated For Women was tested in 1997 with two issues under the name of Sports Illustrated Women/Sport and evolved into four special issues in 1999 with its current title. Aimed at young women ages 18-34 who have a passion for sports both as participants and fans, Sports Illustrated For Women will launch with a circulation rate base of 300,000. With this launch, Sports Illustrated For Women will expand its presence on the Web at siforwomen.com and cnnsi.com.

WARNER BROS. INTERNATIONAL TELEVISION DISTRIBUTION RENEWS FREE-TV DEAL WITH U.K., SIGNS AGREEMENTS WITH U.K. AND POLISH BROADCASTERS

In December 1999, Warner Bros. International Television Distribution (WBITD) renewed its free-television deal with U.K. broadcaster Channel 4 in the biggest deal WBITD has ever struck in the U.K. territory. The three-year deal commences in 2001 and calls for Channel 4 to continue airing numerous TV series distributed by WBITD, including the highly popular Friends and ER.

         In addition, on Dec. 1, WBIT and UK broadcaster Channel 5 announced a major free-television deal for the exclusive broadcast premiere rights to Warner Bros.' 1999 theatrical releases, beginning in 2002. The agreement includes such films as The Matrix; Wild, Wild West; Analyze This; Message in a

Bottle; South Park: The Movie; Payback and Deep Blue Sea. This pact continues a previous agreement between the two companies, under which Channel 5 will air the broadcast premieres of Boogie Nights, Lethal Weapon 4, Ransom, You've Got Mail, Contact and U.S. Marshals in 2000.

          Also, on Oct. 7, WBITD announced the signing of a multi-year, free-television deal in Poland with the two-year-old commercial broadcaster TVN. The agreement provides TVN with the exclusive free-television broadcast rights to a slate of Warner Bros. feature films, television series, television movies, mini-series, classic and contemporary animation, documentary programming and library product. TVN recently celebrated its second anniversary in broadcasting by hitting a new record nationwide-average daily market share of 16.8% and capturing the number-one position in its coverage area with 33.5% market share during prime time.

CARTOON NETWORK SURGES PAST 60 MILLION-SUBSCRIBER MARK; TURNER CLASSIC MOVIES SURPASSES 36 MILLION; CNN EN ESPANOL HITS 8 MILLION

Cartoon Network passed the 60 million-subscriber milestone in November 1999 and is available in 85% of all U.S. cable homes. Recent launches that helped drive the network past 60 million include Time Warner Cable (San Antonio, Texas; Raleigh/Durham, North Carolina); Charter Communications (Dallas, Texas); Cable Satellite of South Miami (Miami, Florida); BellSouth Entertainment (Miami, Florida); and Medcom (Nashville, Tennessee; St. Louis, Missouri; Charlotte, North Carolina; Topeka, Kansas).

         Turner Classic Movies (TCM) increased its subscriber base from 30 million in October 1998 to more than 36 million subscribers in October 1999--a growth rate of more than 20%. Recent TCM launches include Time Warner Cable (Goldsboro/Dudley, North Carolina); MediaOne (Compton and Hawaiian Gardens, California; Quincy, Newton/Watertown and Springfield/Long/Meadow, Massachusetts); Charter Communications (Riverbank, California; Logan, Utah); and Cox Communications (Omaha, Nebraska).

         CNN en Espanol surpassed the eight million-subscriber milestone in Latin America. CNN en Espanol's 1997 launch represented the largest cable network launch in Latin American history. Since then, the international 24-hour Spanish-language network has doubled its initial cable and direct-to-home subscriber base of almost four million to more than 8.1 million, as of September 1999.

KIDS' WB!'S SATURDAY MORNING LEADS ALL BROADCAST AND CABLE COMPETITORS IN 4 TH QUARTER

Kids' WB! ranked as the number-one network for kids 2-11 on Saturday mornings in the fourth quarter of 1999. With a 4.2/18 rating/share, the network topped Nickelodeon (4.0/17), Fox Kids (2.7/12) and ABC (2.7/13). Kids' WB!'s Saturday morning line-up more than doubled its fourth quarter 1998 delivery, growing from a 1.8 to a 4.2 with kids 2-11. Kids' WB! was also the top-rated broadcast or cable network on Saturday morning for the fourth quarter among kids 6-11 (4.9/22), boys 2-11 (5.9/24), boys 6-11 (7.2/29) and boys 2-5 (3.8/16), achieving double-digit year-over-year ratings gains across the board. Pokemon dominated the Saturday morning competition, finishing as the No. 1 program for the quarter with a 7.2/26 among kids 2-11 and an 8.8/32 among kids 6-11 in the 10:00 a.m./ET time period. The 8:30 a.m./ET airing of Pokemon earned second place with a 6.5/30 among kids 6-11 and third-place among kids 2-11 with a 5.1/24 for the quarter.

TURNER BROADCASTING AND NBC SPORTS ACQUIRE EXCLUSIVE TELEVISION RIGHTS TO
NASCAR

Turner Broadcasting, NBC Sports and NASCAR have signed a six-year contract giving NBC and TBS Superstation exclusive television rights to 20 races per network per year, beginning in 2001. Turner Broadcasting and NBC will partner on production, promotion and sales efforts to present the leading NASCAR Winston Cup Series events, including the Daytona 500, the Pepsi 400, the Bud Shoot-out, the Gatorade Twin 125s and the NAPA Auto Parts 300 Busch Grand National. Turner's NASCAR coverage adds to a line-up of sports programming on TBS Superstation, TNT and Turner South that includes the NBA, Braves baseball, hockey, professional golf, figure skating, college football, track and field and The Goodwill Games.

FORTUNE TAPS INTERNET EXECUTIVE TO HEAD NEW MAGAZINE/WEB SITE;
FORTUNE GROUP RELAUNCHES YOUR COMPANY AS FORTUNE SMALL BUSINESS

Fortune has named Ned Desmond president and editor of a magazine and Web site to be launched in June 2000. The venture, with the working title eCompany Now, will be based in Silicon Valley. Desmond comes to eCompany Now from Infoseek, where he was most recently vice president of Centers and Content. The Web site will be an integral facet of the eCompany Now brand, which will have an editorial mix of practical stories on creating an e-business, profiles of the companies and their leaders who are shaping the next phase of the electronic commerce revolution, reviews of the latest digital equipment and products, and Internet investment ideas. The magazine will debut with an average paid rate base of 200,000 and a cover price of $3.95.

         In addition, Your Company magazine, published as a joint venture by Time Inc. and American Express Small Business Services, changed its name to FSB:
Fortune Small Business with the November issue. FSB also made its newsstand debut in November. The magazine is published eight times a year and is being distributed on newsstands at major airports in Chicago, New York and San Francisco, and at Barnes & Noble, Borders and Waldenbooks stores nationwide, with a newsstand price of $2.95. FSB also is distributed to the top-spending one million American Express Small Business Corporate Cardmembers.

WARNER MUSIC GROUP DEBUTS WEB SITES

Warner Music Group (WMG) has debuted a Web site to promote WMG artists through a "virtual jukebox" which streams videos and music to consumers. The site utilizes Microsoft's Windows Media and can be accessed directly through previewtunes.com as well as through Time Warner's Entertaindom. Consumers can also click the "buy now" button to purchase new recordings through Internet music retailer CDnow....
Music videos by Warner Music Group artists will be available through Internet music site www.launch.com as a result of the Music Group's granting of its first Internet video license to include both catalogue and new release music videos to LAUNCH Media. The videos will be available on demand and on pre-programmed music channels to Launch.com's more than two million members.

CNN NEWS GROUP TO TAKE $20 MILLION EQUITY STAKE IN INTERVU; CNN ALSO ACQUIRES $20 MILLION EQUITY STAKE IN LEISUREPLANET

On Nov. 11, the CNN News Group and Intervu Inc. (the leading service provider for Internet audio and video delivery solutions) announced a strategic multi-tiered alliance. The agreement calls for Intervu to deliver live and on-demand broadcast streaming services for CNN and Turner Broadcasting for a period of three years for their online content. As part of the agreement Intervu will issue $20 million of common stock to CNN. CNN will also provide Intervu with three years of on-air and online advertising and promotional opportunities across CNN's properties, and Intervu will sub-license CNN's domestic television networks to its corporate clients for internal distribution on their local area networks. The alliance evolved from a successful 18-month relationship between the parties for online video distribution.

         In addition, the CNN News Group and Leisureplanet, a leading international Internet travel services provider that is majority-owned by Leisureplanet Holdings, Ltd., have formed a strategic alliance in which the CNN News Group has taken a $20 million equity stake in Leisureplanet. As part of the agreement, Leisureplanet has become the exclusive travel services provider for almost all CNN Web sites. The three-year agreement also calls for Leisureplanet to enhance and promote its branded travel services through a $30 million advertising campaign across CNN's online and on-air properties, launching in early 2000.

WARNER BROS. AND PREMIER PARKS ANNOUNCE LONG-TERM AGREEMENT AND MAJOR INTERNATIONAL THEME PARK TRANSACTIONS

Warner Bros. and Premier Parks Inc. (the world's largest regional theme park company) announced a long-term license agreement, providing Premier with exclusive theme park usage in Europe and Latin and South America (including Mexico) of the Looney Tunes, Hanna-Barbera, Cartoon Network and DC Comics characters. The license also enables Premier to brand or develop additional Warner Bros. Movie World theme parks in those markets. Premier currently owns the exclusive theme park license from Warner Bros. and DC Comics for their characters in parks in the United States and Canada.

         Warner Bros. and Premier also entered into a definitive agreement for Premier to purchase for cash Warner Bros. Movie World Germany, a theme park located near Dusseldorf, and signed a definitive agreement for Premier to enter into a partnership to develop and manage a new Warner Bros. Movie World Theme Park scheduled to open in Madrid, Spain, in 2002.

WARNER BROS. SELLS WARNER HOLLYWOOD STUDIOS TO BA STUDIOS

Warner Bros. has sold Warner Hollywood Studios to BA Studios, LLC, a venture between affiliates of Los Angeles-based Skye Partners, LLC, and New York-based Blackacre Capital Management, LLC. The sale closed in late December. Said Warner Bros. Studio Facilities president Gary Credle: "While our post-production sound operations at Warner Hollywood are and will continue to be key to maintaining our worldwide reputation for excellence in this area, it is no longer strategically necessary for us to retain ownership of the studio facility and stages there. Now, with 30 stages at our main lot and five at the Warner Ranch, we have the best production facilities in the industry, and are well positioned to meet our current as well as our anticipated future motion picture and television production needs."

TIME WARNER CABLE TO ENHANCE FLORIDA OPERATIONS IN TRADES WITH COMCAST

Time Warner Cable and Comcast Corporation announced on Nov. 16 that they have agreed to trade Comcast's Lake County and Tallahassee, Florida, systems for Time Warner's Indianapolis, Indiana, system. In this swap, Time Warner receives Comcast's Tallahassee system, which serves 76,000 customers, and its Lake County system near Orlando, which has 57,000 customers. Time Warner's Orlando division presently serves over 665,000 subscribers and its Florida operations serve more than 1.7 million subscribers. The system swaps are subject to customary closing and regulatory approvals and are expected to close by mid-2000.

NEW MOVIE DIVISION AT HBO ANNOUNCES UPCOMING MOVIE SLATE AND
DEVELOPMENT/PRODUCTION DEALS

HBO consolidated its movie divisions HBO Pictures and HBO NYC Productions under a new banner called HBO Films and announced a new slate of production and development deals. HBO will produce a broad slate of movies, expanding the range of genres it works in. Among its upcoming films are: If These Walls Could Talk 2, a trilogy about the lesbian experience in America; The Last of the Blonde Bombshells, starring Dame Judi Dench; Disappearing Acts, based on Terry McMillan's best-selling novel, starring and executive produced by Wesley Snipes; and Cheaters, starring Jeff Daniels. HBO Films also acquired the rights to the Pulitzer Prize-winning play Wit and Susan Faludi's best-selling book Stiffed:
The Betrayal of the American Man. In addition, HBO Films is entering into overall development and production deals for future projects with a wide array of creative talent, from major Hollywood producers to cutting-edge filmmakers.

TURNER SOUTH LAUNCHES TO NEARLY ONE MILLION SUBSCRIBERS

Turner South, Turner Broadcasting's first regional entertainment network, secured charter distribution agreements totaling nearly one million subscribers for the network's Oct. 1 launch. The 24-hour broad-based entertainment network targets the Southeastern region, with an original programming line-up including Live from the Bluebird Cafe, Southern Living Presents, Whole World Theatre Comedy Improv and The College Show. Additional programming is drawn from TBS's extensive library of movies, sitcoms and dramas, all presented in interesting showcases designed to appeal to distinctive Southern tastes. Turner South is the exclusive cable home for Atlanta's newest sports team, the National Hockey League's Atlanta Thrashers, in addition to hosting games from Major League Baseball's Atlanta Braves and the NBA's Atlanta Hawks.

TBS SUPERSTATION'S PREMIERE OF THE WIZARD OF OZ DELIVERS BASIC CABLE'S LARGEST THEATRICAL AUDIENCE EVER

TBS Superstation's cable television premiere of The Wizard of Oz on Sunday, Nov. 21, drew basic cable's largest theatrical movie audience of all time, delivering more than five million households. The 1939 classic earned a
6.4 household rating, placing it ahead of the Superstation's presentation of Pretty Woman, which earned a 6.1 rating in October. The Superstation claimed eight of basic cable's top 10 theatricals in ratings for the year, with Michael, Absolute Power, Striptease, Vegas Vacation, Sister Act and The Shawshank Redemption rounding out the list.

HBO ASIA LAUNCHES FIRST-EVER MULTIPLEX CHANNEL IN ASIA

HBO Asia launched the region's first-ever multiplex channel when it added HBO2 to its cable and satellite service in Taiwan, HBO Asia's largest market. Designed to give subscribers more viewing choice and convenience at no extra cost, HBO2 will complement the programming on HBO with a counterprogrammed schedule of blockbuster movies, series and concerts. Based in Singapore, HBO Asia is the pay-television service of HBO Pacific Partners, a joint venture of Home Box Office, Warner Bros., Paramount Films of Southeast Asia, Sony Pictures Entertainment and Universal Studios.

TURNER BROADCASTING AND SIMON PROPERTY GROUP TO CREATE NEW IN-MALL RETAIL ENTERTAINMENT NETWORK

Turner Broadcasting has partnered with Simon Property Group, the nation's largest mall owner and operator, to develop a private, retail entertainment network that will feature original and branded programming from the TBS networks, including CNN, TNT and Cartoon Network. The first-ever multi-media platform of its kind will include an exclusive in-mall television network with programming relevant to shoppers; a Web site with commerce offerings; live in-mall entertainment and informational events; and an interactive "family zone" of Cartoon Network-branded games, animation programming, concessions and commerce. The venture is tentatively scheduled to begin rolling out in Simon malls across the country by the end of 2000.

CNN MILLENNIUM COVERAGE CIRCLES THE GLOBE; COVERAGE CAPTURED BY WARNER HOME
VIDEO

CNN rang in the millennium and the new year around the world with Millennium 2000--100 hours of live, global news coverage of millennium-related events and turn-of-the-century issues. Simulcast on CNN/U.S. and CNN International from Friday, Dec. 30, 1999, to Tuesday, Jan. 4, 2000, Millennium 2000 featured live reports from some 60 CNN correspondents positioned at key events around the world; live coverage of more than 100 millennial celebrations from across the world's 27 time zones; nearly 50 specially produced feature reports and programming on major economic, political and social issues; and more than 150 guest and newsmaker interviews with such notables as Mikhail Gorbachev, Bill Gates, Gloria Steinem, Archbishop Desmond Tutu and F.W. de Klerk. Warner Home Video captured the most memorable moments of CNN's Millennium 2000 in a two-hour video, CNN Millennium 2000--Incredible Moments from the Worldwide Celebration, available in video outlets in 25 countries. In an astounding feat of logistics and cooperation, this collectible two hours (available on VHS and DVD) was on store shelves just days after the turn of the century.

TIME WARNER DEBUTS REDESIGNED CORPORATE WEB SITE

Time Warner Inc. announced on Oct. 19 the launch of its redesigned corporate Web site, timewarner.com, which incorporates new features to benefit a variety of audiences, including investors, journalists, students and online shoppers. For the first time, visitors to the corporate Web site are able to research the company and shop for its products.

Enhanced by a powerful search engine, the site contains a variety of tools, including stock quotes and charts, with historical price lookup; e-mail alert capability; bios and photos of senior management and divisional heads; an archive of publications for research; and links to the company's online shopping sites, aggregated by content. In addition, new features are planned for the Web site, including a comprehensive Time Warner history site.

TIME WARNER AWARDS AND HONORS

Warner Music Group (WMG) artists earned 73 Grammy nominations for the 42nd annual Grammy Awards. WMG recordings accounted for two or three of the five artists nominated in numerous categories, including Pop, Rock, Hard Rock, Country, Gospel, Jazz, Latin, Bluegrass, Folk, Comedy, Musicals and Soundtracks. Cher, Red Hot Chili Peppers and Busta Rhymes earned three nominations each and Madonna, Kid Rock, Everlast, Tom Petty, Tori Amos and George Jones earned two each. Also, Warner/Chappell artists earned 20 nominations in such major categories as Song of the Year, Best New Artist and Best Rap Album. Winners will be announced Feb. 23....

Atlantic's Led Zeppelin was named the 20th century's top-selling hard rock band by the RIAA, and their 83.6 million cumulative U.S. sales place them second to the Beatles as the all-time top-selling group. The band also became only the third artists in history to win four RIAA Diamond Awards, which are presented to artists who have achieved U.S. certified sales of 10 million units or more for an individual album. The band ties Garth Brooks and closes in on the Beatles, who have five.... Warner Bros.' Histeria, produced and animated by Warner Bros. Television Animation, was honored by the Parents' Guide to Children's Media with its 1999 Outstanding Achievement in National Television award. The show, which airs on Kids' WB! Monday through Friday, looks at world history through quick comedy sketches, informational bits and songs highlighting great moments from every era. The Parents' Guide to Children's Media annually recognizes outstanding materials for children that "expand their skills, creative thinking and satisfaction in learning."... HBO was presented with an Emmy Award in the sciences of television engineering technology for First Full-Time Distribution of a TV Network by Satellite Transmission. HBO was the first U.S. network to use satellites for regular transmission of its programming beginning Sept. 30, 1975, when it aired the heavyweight championship fight between Muhammad Ali and Joe Frazier from Manila.

EXECUTIVE CHANGES_______________________________________________________

Christopher P. Bogart has been appointed executive vice president, general counsel and secretary of Time Warner Inc., succeeding Peter R. Haje, who has retired. Bogart, who will report to Time Warner president Richard D. Parsons, was previously vice president and deputy general counsel of Time Warner. In addition, Andra Sanders and Edward Weiss were each appointed to the position of vice president and associate general counsel. Sanders was formerly associate general counsel and assistant secretary of Time Warner Inc., and Weiss was associate general counsel.

Stephen Shrimpton has been named chairman and chief executive officer, Warner Music International (WMI). Shrimpton, who previously was president of WMI, succeeds Ramon Lopez, who retired as chairman and CEO of WMI at the end of 1999. Shrimpton reports to Warner Music Group chairman and CEO Roger Ames, and continues to be based in WMI's London offices.

Edward Adler has been named senior vice president of corporate communications for Time Warner Inc. Adler, who will continue to report to president Richard D. Parsons, will have an enhanced role in overseeing all aspects of the company's worldwide corporate communications strategy. In addition, he is responsible for supervising the interaction and coordination of the communications functions between Time Warner and all its operating divisions. Adler was previously vice president of corporate communications.

Timothy A. Boggs was named senior vice president for global public policy at Time Warner Inc. Boggs will continue to be based primarily in Washington, D.C., but will spend more time in New York and abroad. He will work closely with Ivan Hodac, head of the company's Brussels office, and with other international executives. Boggs was previously senior vice president-public policy.

James Barge has been named vice president and controller of Time Warner Inc. Barge, previously vice president and deputy controller of Time Warner, will report to Joseph Ripp, executive vice president and chief financial officer of Time Warner Inc. Barge assumes controller responsibilities from John LaBarca, senior vice president and controller of Time Warner Inc. LaBarca becomes senior vice president, financial operations. In this position, LaBarca will take on new responsibilities for finding revenue and cost synergies throughout the company, working with Ripp and the CFOs of Time Warner's businesses.

Olaf Olafsson has been named vice chairman of Time Warner Digital Media (TWDM). Olafsson, who reports to TWDM chairman and CEO Richard Bressler, will work with Michael Pepe, president and chief operating officer of TWDM, and the rest of the management team at TWDM. Olafsson joins Time Warner from Advanta Corporation (a financial services company), where he was president and a member of the board of directors.... Robert Marcus was named executive vice president, business development, at TWDM. Marcus, formerly vice president, mergers and acquisitions, at Time Warner Inc., reports to Bressler.

John K. Martin, Jr., has been named vice president of investor relations of Time Warner Inc. Martin, formerly director of investor relations, will work with senior vice president Joan Sumner on a wide range of investor relations initiatives and will continue to act as the principal day-to-day contact with the institutional investment community.

Michael Federle was named publisher of Fortune magazine. Federle, who had been associate publisher at Fortune since 1997, is a 14-year veteran of Time Inc. In March 1999 he received a Time Inc. President's Award for his role in the 1998 Fortune special project, "One Digital Day."

Andrew T. Heller was promoted to president of domestic distribution for Turner Broadcasting System. Heller, who most recently served as executive vice president and COO of Turner Network Sales and Turner Home Satellite, reports to Steven J. Heyer, president and COO of TBS.

Shelby Coffey III has joined the CNN News Group as president of CNN Business News and CNNfn, the financial news network. Coffee previously served as EVP of ABC News.

Henry Schleiff was promoted to chairman and CEO of Court TV. Schleiff joined Court TV as president and CEO in October, 1998. Dick Beahrs, COO of Court TV, assumes the title of president, reporting to Schleiff.

Akihiko Washington was named to the newly created position of vice president, staffing and human resources planning, for Time Warner. Washington, who reports to Andrew Kaslow, SVP of human resources at Time Warner, will work with the human resources professionals at Time Warner's divisions to create a career development initiative across the company. He will also work to improve Time Warner's company-wide human resources planning efforts. Washington was previously vice president of human resources and administration at HBO.

Turner Broadcasting announced a strategic reorganization of the Turner Sports division that includes new responsibilities for three TBS executives. Mark Lazarus, formerly EVP of Turner Sports Sales, assumes the presidency of Turner Sports, adding responsibility for all sports programming and production, as well as for TBS's Goodwill Games. Stan Kasten, president of the Atlanta Braves and Atlanta Hawks and chairman of Philips Arena, adds oversight of the National Hockey League expansion franchise Atlanta Thrashers. Bradley J. Siegel, president of general entertainment networks, TBS, adds responsibility for World Championship Wrestling.

Jim Rosenthal was named president of New Line New Media. Rosenthal, who previously served as the company's executive vice president of business development, will work closely with Time Warner Digital Media.

Time Warner Cable has appointed new division presidents for its operations in San Diego, California; South Texas; Columbia, South Carolina; and Palm Springs/Palm Desert, California. Jeffrey Schwall has become division president for San Diego. He formerly served as president of the company's international operations. Jeffrey King is the new division president of the South Texas group of systems, which includes El Paso and Laredo. He was previously president of the Albany, New York, division. Wayne Knighton is now president of the Columbia division. He formerly served as president of the Minneapolis division. Robert Barlow has been appointed president of the newly created Palm Springs/Palm Desert operation. He formerly was general manager of the St. Petersburg system of the Tampa Bay division.

Caution Concerning Forward-Looking Statements

This document includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained herein. The forward-looking statements in this document include statements about future financial and operating results, the proposed Time Warner/America Online transaction and Time Warner's proposed joint venture with EMI Group. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the merger with America Online and/or the joint venture with EMI Group; failure of the Time Warner or America Online stockholders to approve the merger and/or the shareholders of EMI Group to approve the joint venture; the risk that the Time Warner and America Online businesses will not be integrated successfully; the costs related to the merger; the inability of Warner Music Group and EMI Group to realize synergies or other anticipated benefits of the joint venture; and other economic, business, competitive and/or regulatory factors affecting Time Warner's business generally. More detailed information about those factors is set forth in Time Warner's filings with the Securities and Exchange Commission, including its most recent quarterly report on Form 10-Q and its Current Reports on Form 8-K dated January 10, 2000 and January 23, 2000 relating to these transactions. Time Warner is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

                   * * * * * * * * * * * * * * * * * * * * * *

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Time Warner Inc. and AOL Time Warner Inc. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Time Warner Inc. and AOL Time Warner Inc. with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Time Warner Inc. by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, New York 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TIME WARNER INC. ON JANUARY 10, 2000 AND FILED BY TIME WARNER WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2000 ON A REPORT ON FORM 8-K

               AMERICA ONLINE AND TIME WARNER WILL MERGE TO CREATE WORLD'S FIRST INTERNET-AGE MEDIA AND COMMUNICATIONS COMPANY

                 AOL Time Warner Will Be Premier Global Company
        Delivering Branded Information, Entertainment and Communications Across Rapidly Converging Media Platforms and Changing Technology

                 Will Provide Far-Reaching Benefits to Consumers
                    By Speeding Growth of Interactive Medium

         Will Accelerate Availability of Broadband Interactive Services
                   Offering Vast Array of World-Class Content

                 Will Drive Growth of Advertising and E-Commerce
                 Across Unmatched Combination of Leading Brands

                     Companies Also Announce New Marketing,
                  Commerce, Content and Promotional Agreements

DULLES, VIRGINIA and NEW YORK, NEW YORK, January 10, 2000 - America Online, Inc. [NYSE:AOL] and Time Warner Inc. [NYSE:TWX] today announced a strategic merger of equals to create the world's first fully integrated media and communications company for the Internet Century in an all-stock combination valued at $350 billion.

To be named AOL Time Warner Inc. with combined revenues of over $30 billion, this unique new enterprise will be the premier global company delivering branded information, entertainment and communications services across rapidly converging media platforms.

The merger will combine Time Warner's vast array of world-class media, entertainment and news brands and its technologically advanced broadband delivery systems with America Online's extensive Internet franchises, technology and infrastructure, including the world's premier consumer online brands, the largest community in cyberspace, and unmatched e-commerce capabilities. AOL Time Warner's unparalleled resources of creative and journalistic talent, technology assets and expertise, and management experience will enable the new company to dramatically enhance consumers' access to the broadest selection of high-quality content and interactive services.

By merging the world's leading Internet and media companies, AOL Time Warner will be uniquely positioned to speed the development of the interactive medium and the growth of all its businesses. The new company will provide an important new broadband distribution platform for America Online's interactive services and drive subscriber growth through cross-marketing with Time Warner's pre-eminent brands.

AOL Time Warner's brands will include AOL, Time, CNN, CompuServe, Warner Bros., Netscape, Sports Illustrated, People, HBO, ICQ, AOL Instant Messenger, AOL MovieFone, TBS, TNT, Cartoon Network, Digital City, Warner Music Group, Spinner, Winamp, Fortune, AOL.COM, Entertainment Weekly, and Looney Tunes. In addition to fully integrating its brands into a digital environment and bringing them closer to consumers, AOL Time Warner will have a wealth of creative resources to develop products specifically suited to interactive media.

Under the terms of a definitive merger agreement approved by unanimous votes at meetings of each company's board of directors, Time Warner and America Online stock will be converted to AOL Time Warner stock at fixed exchange ratios. The Time Warner shareholders will receive 1.5 shares of AOL Time Warner for each share of Time Warner stock they own. America Online shareholders will receive one share of AOL Time Warner stock for each share of America Online stock they own. The merger will be effected on a tax-free basis to shareholders. When complete, America Online's shareholders will own approximately 55% and Time Warner's shareholders will own approximately 45% of the new company. The stock will be traded under the symbol AOL on the New York Stock Exchange.

The merger will be accounted for as a purchase transaction and is expected to be accretive to America Online's cash earnings per share before the amortization of goodwill. This transaction is subject to certain closing conditions, including regulatory approvals and the approval of America Online and Time Warner shareholders, and is expected to close by the end of the year. Mr. Ted Turner, Vice Chairman of Time Warner, has agreed to vote his Time Warner shares, representing approximately 9% of the company's outstanding common stock, in favor of the merger.

Steve Case, Chairman and Chief Executive Officer of America Online, will become Chairman of the Board of the new company. Gerald M. Levin, Time Warner's Chairman and Chief Executive Officer, will become AOL Time Warner's Chief Executive Officer. As Chairman, Mr. Case will play an active role in helping to build and lead AOL Time Warner, focusing particularly on the technological developments and policy initiatives driving the global expansion of the interactive medium. As Chief Executive Officer, Mr. Levin will set the company's strategy, working closely with Mr. Case, and will oversee the management of the company. Mr. Levin will report to the board consisting of 16 members, with eight appointed by each of the current America Online and Time Warner boards.

Mr. Turner will become Vice Chairman of AOL Time Warner. Time Warner President Richard Parsons and America Online President and Chief Operating Officer Bob Pittman will be co-Chief Operating Officers of AOL Time Warner. J. Michael Kelly, Senior Vice President and Chief Financial Officer of America Online, will become the new company's Chief Financial Officer and Executive Vice President. A four-person integration committee, composed of Messrs. Pittman; Parsons; Kenneth
J. Novack, America Online's Vice Chairman; and Richard Bressler, Chairman and Chief Executive Officer of Time Warner Digital Media, has been formed to ensure a smooth and rapid combination of the two companies. The Committee will make its recommendations to Messrs. Case and Levin. Messrs. Parsons, Pittman and Kelly will report to Mr. Levin.

Building a New Medium for the New Millennium

Mr. Case said: "This is an historic moment in which new media has truly come of age. We've always said that America Online's mission is to make the Internet as central to people's lives as the telephone and television, and even more valuable, and this is a once-in-a-lifetime opportunity to turn this promise into reality. We're kicking off the new century with a unique new company that has unparalleled assets and the ability to have a profoundly positive impact on society. By joining forces with Time Warner, we will fundamentally change the way people get information, communicate with others, buy products and are entertained - providing far-reaching benefits to our customers and shareholders."

Mr. Case added: "We have tremendous respect for Jerry Levin and Time Warner management, who have built the world's pre-eminent media company and have fostered an entrepreneurial culture that will mesh well with our own. Time Warner is the first major media company to not only recognize, but also fully embrace the interactive medium. I look forward to working with them to build the most valued and respected company in the world. By mobilizing the combined creative energies and extraordinary management talent of both companies, we will bring customers around the world an unmatched array of interactive services, with enriched multi-media content and e-commerce opportunities."

Mr. Levin said: "This strategic combination with AOL accelerates the digital transformation of Time Warner by giving our creative and content businesses the widest possible canvas. The digital revolution has already begun to create unprecedented and instantaneous access to every form of media and to unleash immense possibilities for economic growth, human understanding and creative expression. AOL Time Warner will lead this transformation, improving the lives of consumers worldwide."

Mr. Levin added: "I look forward to partnering with Steve Case - a visionary leader of the Internet - and his impressive management team. The opportunities are limitless for everyone connected to AOL Time Warner - shareholders, consumers, advertisers, the creative and talented people who drive our success, and the global audiences we serve."

Mr. Pittman said: "The value of this merger lies not only in what it is today but in what it will be in the future. We believe that AOL Time Warner will provide companies worldwide with a convenient, one-stop way to put advertising and commerce online as well as take advantage of the best in traditional marketing. We will accelerate the development of Time Warner's cable broadband assets by bringing AOL's hallmark ease-of-use to this platform. We expect America Online to help drive the growth of cable broadband audiences, and we will use our combined infrastructure and cross-promotional strengths to enhance the growth and development of both America Online and Time Warner brands around the world."

Mr. Parsons said: "This is a defining event for Time Warner and America Online as well as a pivotal moment in the unfolding of the Internet age. By joining the resources and talents of these two highly creative companies, we can accelerate the development and deployment of a whole new generation of interactive services and content. The heightened competition and expanded choices this will bring about will be of great benefit to consumers. For the creative and innovative people who are the lifeblood of our companies, it means a truly exciting range of new opportunities to explore and give shape to. For our shareholders, it means we'll be able to grow in ways we couldn't have as separate companies, producing superior returns in both the short and long term."

New Marketing, Commerce, Content and Promotional Agreements

Separate from the merger transaction, America Online and Time Warner also announced new marketing, commerce, content and promotional agreements that will immediately expand various relationships already in place between the two companies. These include:

     The AOL service will feature Time Warner's popular InStyle magazine, expanding on the popular content Time Warner already offers AOL members from People, Teen People, Entertainment Weekly and other content currently on the service.

     CNN.com and Entertaindom.com programming will be featured prominently on various America Online services.

     AOL members will have access to a wide range of Time Warner promotional music clips from Time Warner's unparalleled selection of popular artists.

     Time Warner and AOL MovieFone will participate in online-offline cross-promotion of Time Warner movies and related content, including live events.

     Broadband CNN news content will be distributed on AOL Plus, the rich media content offering designed for AOL members connecting via broadband, when it launches this spring.

     Time Warner will offer a number of special offers exclusively for AOL members, which will include everything from discounts on magazine subscriptions to premium cable subscriptions and movie passes.

     Building on the companies' current offline cross-promotional activities, including keywords on popular magazines like People and Teen People, Time Warner will dramatically expand cross-promotion of AOL in a number of their top offline media properties.

     The popular Warner Bros. retail stores will promote the AOL service, including through the in-store distribution of AOL disks.

     Time Warner will include AOL disks in promotional mailings and product shipments.

     America Online will make available on Road Runner popular America Online brands and products, including AOL Instant Messenger, Digital City, AOL Search and AOL MovieFone.

The companies also said, with respect to broadband access, that AOL Time Warner will be committed to ensuring consumer choice of ISPs and content and that they hope this merger will persuade all companies operating broadband platforms to provide consumers with real choice.

Combination Creates Full Range of Growth Opportunities

In addition to today's announcements, America Online and Time Warner will have many other opportunities to combine their assets to create unique new expanded services to drive increased consumer usage, and marketing and promotion capabilities to fuel rapid growth for their shareholders and employees. These, among others, include:

Music: The combination of Time Warner's prestigious music labels and roster of established stars and new artists with America Online's online marketing and e-commerce capacities will create powerful music destinations.

Entertainment: America Online's AOL TV and MovieFone combined with Time Warner's cable networks and Warner Bros. movies and television will provide valuable programming, cross-promotional, and e-commerce opportunities.

Broadband: AOL Time Warner's ability to offer the finest content will expand the already growing number of consumers seeking to access the Internet at high speeds via cable modem, DSL, wireless or satellite.

News: AOL Time Warner will continue to enhance its online news offering with the world's most recognized and respected news media, including CNN, Time, and local all-news channels such as NY1 News.

Technology: AOL Time Warner will be able to develop and leverage technology across all of the businesses, creating new opportunities to expand services and share infrastructure.

Telephony: For businesses and consumers, AOL Time Warner will offer a major communications platform that combines America Online's popular instant messaging products with Time Warner's ability to offer local telephony over cable.

About America Online, Inc.

Founded in 1985, America Online, Inc., based in Dulles, Virginia, is the world's leader in interactive services, Web brands, Internet technologies, and e-commerce services. America Online, Inc. operates: two worldwide Internet services, America Online, with more than 20 million members, and CompuServe, with more than 2.2 million members; several leading Internet brands including ICQ, AOL Instant Messenger and Digital City, Inc.; the Netscape Netcenter and AOL.COM portals; the Netscape Navigator and Communicator browsers; AOL MovieFone, the nation's # 1 movie listing guide and ticketing service; and Spinner Networks and NullSoft, Inc., leaders in Internet music. Through its strategic alliance with Sun Microsystems, the company develops and offers easy-to-deploy, end-to-end e-commerce and enterprise solutions for companies operating in the Net Economy.

About Time Warner Inc.

Time Warner Inc. (NYSE: TWX, www.timewarner.com) is the world's leading media company. Its businesses: cable networks, publishing, music, filmed entertainment, cable and digital media.

Editor's Note:

An audio feed of the America Online/Time Warner press conference at 11 am EST Monday, January 10, 2000 will be available to the media by calling 888-469-1386
(US) or 712-271-0747 (international) - Password: AOL.

Webcasts of the press conference will be available at http://www.corp.aol.com/cgi/announce.html and http://www.timewarner.com

A live satellite feed will begin Monday at 6:45 am
EST. At 6:45 am, logos and b-roll of both companies will be broadcast until approximately 10:45 am EST. At that time, live coverage of the press conference including the question-and-answer session will begin. After the live broadcast, the companies' logos and b-roll, as well as selected highlights of the press conference, will be re-broadcast.

Satellite Coordinates: Galaxy 7, Transponder 2, C-Band Downlink Frequency 3740 Vertical.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the America Online's and Time Warner's businesses will not be integrated successfully; costs related to the merger; failure of the America Online or Time Warner stockholders to approve the merger; inability to obtain, or meet conditions imposed for, governmental approvals for the merger; inability to further identify, develop and achieve commercial success for new products, services and technologies; increased competition and its effects on pricing, spending, third-party relationships, the subscriber base and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology and content providers; risk of accepting warrants in certain agreements; risks of new and changing regulation in the U.S. and internationally.

For a detailed discussion of these and other cautionary statements, please refer to America Online's filings with the Securities and Exchange Commission, especially in the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of the Company's Form 10-K for the fiscal year ended June 30, 1999 and the Risk Factors section of the Company's S-3 filing that became effective in November 1999, and Time Warner's filings with the Securities and Exchange Commission, including the section titled "Caution Concerning Forward-Looking Statements" of the Management's Discussion and Analysis in its Form 10-K for the year ended December 31, 1998.

CONTACTS:

Tricia Primrose
(212) 484-7450
TPrimrose@aol.com

Edward Adler
(212) 484-6630
Edward.adler@twi.com

                                      # # #

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


  THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD ON JANUARY 10,
                                     2000:

                      AMERICA ONLINE, INC./TIME WARNER INC.

                                January 10, 2000

                                  10:00 AM CST

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Well, thank you for coming and welcome. We're pleased to have all of you here with us today as we announce the merger to create the first global media and communications company of the Internet century, AOL Time Warner.

I don't think it's too much to say this really is a historic moment, a time when we transformed the landscape of media and communications. The merger of the number one Internet company with the number one media company will bring together the best of both worlds and create one of the most respected and most valuable companies in the world with strength in every link of the media value chain.

Before I tell you more about what our new company means for the future, I want to say that I'm proud to stand on this stage today with Jerry Levin and his management team, including Vice Chairman Ted Turner and President Dick Parsons and they'll be speaking with you shortly. Also with us, is AOL's President Bob Pittman and our CFO, Mike Kelly.

We are very excited about joining forces with Time Warner because we share a common vision for the future. Time Warner is the first major media company to not only recognize, but to fully embrace the new interactive world. Together, we can change the future for the better.

America Online and Time Warner are already long time partners and AOL Time Warner together will be a perfect fit as one company.

We will draw on one another's strengths, combining the force of AOL's distribution capacity and Internet expertise with Time Warner's unsurpassed content and cable assets.

And as we enter this Internet century, no company will be better positioned to capitalize on the convergence of media, entertainment and communications than AOL Time Warner.

Let me talk for a moment about how this merger will transform entertainment and communication and commerce and really have an impact on people's lives.

In less than a decade's time, the Internet has revolutionized our economy and society, but we're still just scratching the surface. We are already seeing an explosion of new technology that is moving the Internet beyond the PC to the televisions, the telephone and a whole array of new connected devices.

The next generation of high speed and mobile delivery systems will provide even greater benefits to consumers, anywhere they are and everywhere they go.

This merger will launch the next Internet revolution, building on those technological advancements and making the most of them to benefit our consumers.

AOL Time Warner's assets will include the world's largest Internet dial-up network, a whole array of cutting edge interactive technologies and cable systems that reach more than 20% of American households, making it the second largest system in the nation.

But there is another reason why this merger is so important and it's not its size. It's really the company's potential for innovation and creation of new value and new choice for consumers.

If we're going to develop all of the Internet's great possibilities, we can't just come up with faster, more affordable ways to deliver information. We also have to enrich and expand that information, making it even more central and more valuable to people's lives.

AOL Time Warner will offer an incomparable portfolio of global brands that encompass the full spectrum of media and content, from the Internet, to broadcast and cable television, to film, to music, to magazines and to books.

And I'm pleased to say that we're starting today on a real fast track, by also announcing several groundbreaking new commercial ventures that really underscore the remarkable value of this merger. We already are exploring many other ways to combine our assets to create innovative new products and services, as well to enhance our current offerings.

Ultimately, this is about serving consumers, so I want to talk a minute about what this will mean for consumers.

It will mean new kinds of opportunities for entertainment. It will mean new opportunities for shopping for a variety of products and services that will improve their lives and add convenience to their lives. And it will mean new opportunities to communicate, to learn about one another and learn about the world around them.

So what will this mean for our core business? The merger will speed the delivery of media rich broadband Internet services to mass market consumers and drive the growth of advertising and e-commerce across all of our combined brands. This is the first time a major Internet company has combined with a major media company and the possibilities are truly endless.

AOL Time Warner will offer an exciting opportunity for our more than 80 thousand employees to be part of an historic company that will set new standards for this new medium.

Yet with all the benefits this merger creates for consumers, for our companies, for our shareholders, our business partners and our employees, the true value of this union lies not in what it can do today, but what it will achieve in the future.

At America Online, we have worked hard to fulfill our mission of building a medium as essential to people's lives as the telephone or television, but even more valuable. Time Warner shares that vision and this merger advances the day when that vision becomes a reality.

In short, we're kicking off the Internet century with a unique company with unparalleled assets and unprecedented ability to accelerate the next Internet revolution and an unsurpassed opportunity to have a positive impact on society. We look forward to building a company that will be among the most valuable and most respected in the world.

I will be Chairman of the Board, focusing on the things I do best and care the most about. The hard work of managing this diverse company and these 80 thousand employees will be shouldered by Jerry Levin. Jerry and I have become close friends over the past year. It started when we were co-chairing the global business dialogue and then a few months ago, we spent a week together traveling through China. And in the last few months, as you might imagine, we spent a lot of time together and I'm really excited about this opportunity.

I first called Jerry in October and said, "I think this would be an extraordinarily strategic merger, a merger of equals. I would like you to be CEO. I would like to be Chairman," and the last couple of months we've honed that. And one of the reasons I'm so excited about this merger is not just the array of brands, the technologies, the assets and so forth, but the strength of our management team and the leadership that will come from Jerry Levin. So now, please hear from Jerry Levin.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Thanks a lot, Steve. It gives me great pleasure to welcome the suits from Virginia here to New York.

This is a very special day obviously, but it does have historical significance for me, so I can dispel another view.

It's exactly 10 years to the day, January 10, 1990 when Time Warner was formed. So in fact, Time Warner is not old media. AOL is in fact, older than Time Warner by several years.

For me, this represents the digital transformation of Time Warner. For those of you who know me well or have read things that I have distributed within our own company, that's been my conviction. And with this transaction, that dream is realized.

But it also, I think after you digest this, it has nothing to do with the size. We're indeed, the preeminent position. What you will come to know as we know instinctively is that there is a natural fit between these two companies, not just because there's the subscription base. There is the same kind of brand building, consumer attention, new media interactive service orientation.

But both are blue chip companies with very significant management, very aggressive, very significant boards. And perhaps probably most significantly, as you heard Steve speak, we care not only about value creation, which is taking place on Wall Street today, but also the values that we feel that we can leave as a legacy eventually and do things through this company worldwide that have a lot to do with social destiny of people everywhere. That's a conviction that we all share.

You have all the obvious statistics here. When you look at the 22 million subscribers to AOL and CompuServe, the 135 million additional registered users for AOL, the 120 million readers of the more than 30 magazines of Time, Inc., the 35 million subscriptions to HBO, its pay television services, the 20 million homes passed with digital cable. For TNC and CBS, our entertainment networks, they're received by 75 million homes. And probably very significantly, and you'll see from him shortly, CNN is really accessible to a billion people around the world. In fact, I view us and our combined company as the trustees for a remarkable heritage.

Also, for those of you know me well, I am a broadband person. I am an interactive guy. I've been building networks all my life. And this really provides the opportunity just as we're in this remarkable digital century and Internet world, to bring to bear everything from communications to content to distribution in really, a socially meaningful way.

Even on the entertainment side, we've been saying this for some time and now, I'm kind of reunited. We were separated at birth with Bob Pittman, so that the music business; by the way, for those of you who don't know, the establishment of MTV and VH1 actually took place in our company, our predecessor company. And I feel one of our businesses that will benefit the most from the Internet, is in fact the music business.

We've already seen what it can do to the movie business. Think back to the Warner Brothers movie, You've Got Mail, nicely promoted jointly with AOL.

So as I look at the natural fit here, it is a very big idea. But probably most importantly for me, really the ability and the pleasure to work with a group of people who are bright, aggressive, socially minded, hip, new media oriented really to make a very significant future.

So what I'd like to do now is, to some trepidation, turn the mic over to; here we have in the same company Steve Case and Ted Turner, it is very exciting.

Ted, as you know, up until the AOL Time Warner merger, the most successful merger in the history of American business and I don't say that out of any arrogance, I just think it's been true with the Time Warner Turner merger. And that was done in large part to the inspiration of someone who is probably the most unforgettable person in our land today and he owns most of it anyhow, Ted

Turner.

Ted?

R.E. "Ted" Turner, Vice Chairman, Time Warner Inc.:

Thank you, Jerry. I'll just be a moment. Shortly before 9:00 last night, I had the honor and privilege of signing the piece of paper that irrevocably cast a vote, the first vote taken, a vote of my 100 million shares more or less, for this merger. I did it with as much or more excitement and enthusiasm as I did when I first made love some 42 years ago. It's that kind of a...

We are, Time Warner is a company of winning brands and winning people and so is AOL and you put them together, just like when we put Turner Broadcasting into Time Warner, it made the company much, more stronger. This is going to be a much, more stronger company.

I know there's going to be some speculation with all the strong management and personalities that there's a possibility for some friction. But I don't think that's going to happen. I think we're all committed to making this thing work and creating the most exciting and socially conscious company that the world has ever seen. I'm going to be very, very happy. I am very happy to be a part of it. And now it's my great honor to introduce our new coming, Co-COO, Bob Pittman.

Bob?

Robert W. Pittman, President and Chief Operating Officer, America Online, Inc.:

Well America Online and Time Warner are two companies that do see the world the same way. We see it with consumers as its center. And both of our companies build value for consumers through the creation and development of powerful brands that people know and love.

In this merger, we're combining those one of a kind companies and adding value to the powerful brands, consumer relationship and as you heard, unique distribution channels, through the creation of extraordinary new interactive products, services and commerce opportunities that neither company could fully create on its own. This is the perfect one plus one equal three opportunity. We are the missing piece of each other's puzzle.

Remember, not only is America Online the world's number one online service, reaching 50% of all users in the US, but our Web brands, not including the AOL or CompuServe services boast an amazing 135 million registered Web users. Combined, our complete family of our interactive brands reaches 80% of all Internet users.

We're in the process of extending those powerful brands to an entirely new range of devices and services, including AOL TV, hand held devices and AOL Plus through our AOL Anywhere strategy. The addition of Time Warner brands and expertise makes the move beyond the PC all the more decisive.

At the same time, access to this unmatched family of interactive properties and services will dramatically accelerate the distribution of Time Warner's popular brands to the online world.

Supported by our efficient infrastructure, these household names will become more accessible than ever to consumers in an Internet age, allowing them to achieve new levels of growth not possible with AOL's consumer relationship and distribution platforms.

As the Internet enters it's next phase of development, AOL Time Warner will own the best portfolio of content brands and destination sites. And we will fully use those properties and are moving them into a range of consumer products, services and commerce opportunities across the range of music, entertainment, news and communications to take full advantage of both companies' audience reach, scale and expertise.

Moreover, AOL Time Warner will bring our trademark convenience and ease of use to the cable industry and broadband. AOL Time Warner will have the capability to offer broadband access to virtually every Internet user in the country, be it cable, DSL, satellite, or wireless.

But the products we offer over these services from AOL Plus and AOL TV will offer more than just speed. It will deliver unprecedented ease of use and content design for the medium that ensures a whole new, high quality experience built around brands consumers know, use and trust. In short, we'll create a new standard of excellence in programming and communications heretofore unseen.

Plus, this deal literally blows the roof off our advertising and e-commerce potential. AOL Time Warner will be able to offer our advertising and commerce partners packages that take full advantage of our unparalleled audience reach across this spectrum of interactive properties, networks, publishing and cable.

Together, the America Online and Time Warner brands offer over 100 million paid subscription relationships and hundreds of millions more through other media and interactive products.

From books to videos to financial services to travel to communications, you name it, the possibilities for new commerce plays combining our brands are endless.

In music for example, we will bring together Time Warner's prestigious roster of established and new artists with America Online's industry leading, online music delivery capabilities and mass market penetration, doing for the industry in the next decade what the CD did in the 80's, and believe me, we do know how to make it simple and easy to use.

The merger also offers significant opportunities to achieve efficiencies across the complete range of America Online and Time Warner businesses as we cross-promote our extensive roster of brands. In fact, there is no better co-marketing partner for us than Time Warner.

Finally, this merger offers opportunities to further strengthen the two companies international leadership, a critical factor given the fact that this was the first year that the number of Internet users abroad outpaced that in the United States and this disparity will continue to grow.

America Online is the global leader in interactive services, with subscription services in 15 countries and 7 languages, as well as complete global reach with our Web properties, like ICQ. While Time Warner operates in more than 100 countries, with thousands of employees abroad. The combination of these resources virtually assures a continued leadership position in the explosively growing international market.

There's no question that this merger of the world's number one Internet and media companies will literally transform the landscape in both industries overnight. Most important, by combining our resources into the first media and communications company built on the power of the Internet, it will result in the most powerful engine for value creation in that industry that has ever been seen and will speed up the adoption of the Internet for the benefit of consumers worldwide.

And with that, I'd like to introduce you to my old friend and now my close colleague, Dick Parsons.

Richard D. Parsons, President, Time Warner Inc.:

Thank you, Bob. Let me tell you what this merger means. I'll start by saying what it means to me personally.

By putting these two great companies together, it means that I no longer have to follow Ted Turner as a speaker. That's the good news. How do you compete with Ted? The bad news is I now have to follow Bob Pittman, so I guess I'll have to make it work.

Let me tell you what I think it means to three other important constituencies. First, our customers.

You've heard described that essentially what we're going to be able to do in the new AOL Time Warner is to take the most remarkable collection of stories and content of news and information and through the vehicle of this phenomenal new medium called the Internet, put it in the hands before the eyes and the ears of consumers all around the world, anytime, anyplace, anywhere and however they want to receive it.

It's significant to me to note that this is really the first major merger, as far as I know it's the first merger, announced in the 21st century and I think when we look back on it in time, we'll see that this is going to be the defining merger. This new company is going to define what we called in our press release, the Internet century. And it's for the reason that it combined the premier content, news gathering, story-telling, picture repository, music repository in the world, namely Time Warner, with the premier, new age information and distribution medium, namely AOL.

So I think for our consumers, our customers, this is going to be the beginnings really, of a new age. And I would pause here to say also that it's been national policy at every level, national policy, state policy, to encourage the deployment of this new medium called the Internet, as deeply into every American community as possible.

And one of the things, Jerry mentioned it and Steve mentioned it, that our company; we've been putting cable at an upgrade architecture in every American community that we serve, rich, poor, in every school, that our cable plant passes. I think a word that's on a lot of people's lips and a lot of stories that you read today about the coming digital divide and creating sort of a new, sort of two society, those that have access to technology and those that don't. One of the things that we will stand for and I think makes me proud to be associated with all these gentlemen, is the fact that this company, I think will be one of the leaders in terms of closing that digital divide. Putting this new powerful medium in the hands of all Americans and indeed, all people's around the world.

The second constituency that I would speak to are the employees of our companies, some 82,000 as Steve mentioned. This is one of those happy comings together where opportunities are going to be created, not reduced. This is not a merger that is being driven by the fact that we can squeeze out employees and reduce our costs.

This merger, the coming together of these two companies are going to create innumerable opportunities for the existing employee bases of both companies, enabling them to have richer, more interesting and ultimately, more rewarding work lives. I think that's important.

And then lastly, the third constituency that I speak to are our shareholders. I think for both companies, this is a merger where what AOL has, has just been made more valuable by virtue of the alliance with Time Warner and what we have, has been made more valuable by virtue of the alliance with AOL.

So as I thought about how best to sum up what this means for our shareholders, the shareholders of both companies who will soon be the shareholders of the combined company, the motto of the state of New York came to mind. That motto is Excelsior, ever upward.

So with that, I'd like to call to the microphone our new CFO and my new friend and partner in sporting event participation, Mike Kelly.

J. Michael Kelly, Senior Vice President and Chief Financial Officer, America Online, Inc.:

Thank you, Dick. Dick feels bad about following either Ted or Bob. I've got to tell you, after following all these gentlemen up here and then being the last person between you and the Q&A session, I'm feeling real good right now.

Listen, you've heard a lot about the strategic opportunities that we see for the company and the unique assets, the brand, the combination here is so compelling and I'm just here to say that the financial aspects of this transaction are just as compelling.

The merger, AOL and Time Warner will strengthen our ability to generate revenue growth, EBITDA growth, free cash flow growth. These will be the defining measures of the true companies that enter the Internet century.

Let me first provide you just the overview of the transaction. This is an all stock transaction that will be accounted for, will be treated as a tax-free merger.

Time Warner and America Online will be converted into AOL Time Warner at a fixed exchange ratio. Time Warner shareholders will receive 1.5 shares of the merged company for each share that they own of Time Warner. AOL shareholders will receive 1 share of the new enterprise.

The transaction will be accounted for as a purchase and we're currently thinking it will be amortized in resulting goodwill over a 20-year period. There is no collar on the transaction. Normal customer and closing aspects with those shareholders bases do require shareholder approval and of course, we'll have the normal regulatory approval process as well. We do, however, expect the transaction to close by year-end.

If you step back and look at the new combined organization on a pro forma basis, it really is compelling. ... back in our first full year of operations, we're looking at a revenue base in excess of $40 billion. We'll have an EBITADA base in excess of $10 billion. On a standalone basis, those numbers, when we take that operation together, we should be able to accelerate the growth rates of both of those numbers.

Just to look at the assets of it all, just one note that really stands out in all this, today, the combined company has in excess of 100 million paying subscribers, when you look across the base of cable, the publishing assets and what AOL has to bring to the party overall. A huge... of paying customer base that we have the opportunity to look at.

And we're clearly off to a strong start in realizing those synergies. If you take a look at some of the announcements that we put in the press release today, it really is the tip of the iceberg and we really look for the synergies and benefits coming out of this combination overall.

But we've been saying that over time, our first full year of operations and merged entities, the synergies will be approximately $1 billion, really reflecting the value and the combination this enterprise will have overall.

In addition, clearly this transaction meets heads on some of the challenges facing both AOL as well as Time Warner and thereby increasing the probability and high likelihood of success in meeting those challenges.

For AOL, this catapults the company into the broadband area with both world class content and unmatched access. For Time Warner, this provides the fastest way and most efficient way to realize the value of its media properties in the

Internet age.

The combined company will have strengths at every point of the media value chain, including multiple brands of vast array of content, strong distribution, extensive infrastructure. AOL Time Warner will now set the standard by which all other companies will be measured in this space.

Let me stop there and turn the podium back over for the Q&A session.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

All right. Now we come to the fun part. We want to take your questions, but I must say one of the things that gives me confidence this company will work well is the strength of this team and how well they've worked together in the last few days and weeks pulling this together. And how it didn't leak, which really shows that everybody's on the same page trying to make this new company work.

Here's how we're going to do the questions. Anybody who wants to put up their hand, we'd be happy to take your questions. The way we're going to do it is if they're easy questions, I'm going to answer them. That's the chairman's prerogative. If they're a little harder, they get to Jerry. If they're much harder, Bob and Dick and Mike will answer them and if they're impossible, we'll give them to Ted. First question.

Ted Allen Chernoff, CNBC:

Let's start off with Ted Allen Chernoff from CNBC. Ted mentioned the possibility for some friction here and given the obvious different dress codes, it seems that perhaps there might be some. Can you address that issue? How the corporate cultures will merge.

Question number two, what are the implications for the cable TV. Are you going to try to have every single cable operator carry AOL, etc.? What are the implications for your competitors.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Let's start, Al.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

CNBC?

Ted Allen Chernoff, CNBC:

Right.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Oh, okay. Ted is always very forthright. Any big transaction, probably the most significant risk is really a people risk. In this case and what's interesting is





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that most of our discussion, once Steve had put this on the table and the big idea is immediately apparent and we did wrestle a little bit with valuations because of the way the market currently behaves. But most of the time was spent on what I euphemistically call the social issues, and that is to say how do the people work together. Let me step back a second.

There are two people sitting in the audience who are really responsible for this transaction and that's Rich Bressler and Ken Novak. Based on a lot of accumulated experience that the two of us had with a lot of transactions, you find out a lot about people as you're working through the various structures and how you deal with ideas.

And basically, I think what we concluded that when you get underneath it, the companies are really very similar. They operate in very much the same way.

They've grown substantially.

I wasn't being cute when I said that Time Warner is ten years old. Time Warner is a construct of a lot of acquisitions over a relatively short period of time, where people have had to have been assimilated and nurtured. That's what's happened at AOL.

Also very aggressive people who are driven, not only for shareholder value, but also for the values of the company. This is a supreme irony that we have Bob Pittman, who I feel really grew up in our culture and his expertise, brand building and everything he's done at AOL really came out of the way we behave.

So I think in fact, you're going to see that we have a team right away. I can't remember an announcement where there is right off the bat, there are lists of commercial arrangements that have been made between the two companies that in fact, how did that happen, how did that happen so quickly and that really came about as a result of people just getting together and pulling it off.

So I'm very optimistic. And the other thing I'd say is that in Steve Case, you have a very unusual, courageous executive. I can't think of another instance in which somebody who has built a company, who has the standing that he has, to propose in the first conversation that Jerry, you be the Chief Executive Officer, because I certainly didn't ask and that is a remarkable thing. And what he wants to do is probably unique in the annals of American business. So again, I wasn't being cute before to have Steve and to have Ted kind of working. There are very few companies that have that and then you go to the management depth.

Your second question then, I'll pass it on. With respect to cable, broad band cable, cable modems, essentially what you're going to see is a) we're going to take the open access issue out of Washington and out of City Hall and put it into the marketplace. Into the commercial arrangements that should occur to provide the kind of access for as much content as possible and for multiple ISP's because that's really the history of the cable industry in any event.

I think what you'll see early on and very quickly are a lot of things that AOL can do that relate to an easy and rich experience in interactivity and on the Net, together with new forms of functionality that we haven't seen in the broadband cable industry. And obviously, Time Warner Cable has a tremendous laboratory in which to make that happen.

The cable industry traditionally, when things start working and the consumer demand is there and P&L makes a lot of sense, then there is a lot of distribution in the cable industry.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Jerry said it very well, so I'll just be very brief. The reason why we think this merger will work and you've heard it several times, is because of the people aspect. We have spent a lot of time in the last couple of months really thinking through those issues and we have unbelievable teams at both companies and we believe we can mesh them quite effectively.

Everybody knows that mergers are hard. Ultimately it comes down to people and one of the reasons I proposed right out of the shoot that Jerry be the CEO is he and Time Warner have tremendous experience in big mergers.

Initially with Time and Warner, which was a little difficult. More recently with Turner, which was one of the smoothest integrations in I think, M&A history. So the fact that Time Warner as a company and Jerry in particular as a CEO has such understanding of how to make these to work. How it really is ultimately about people and how through this AOL Time Warner company, we have a very diverse set of businesses with different kind of challenges, an unbelievable pool of talent, a lot of different priorities of protecting the journalist ethics on the one side. Trying to move into new industries aggressively on this side. There are many different priorities and many different subtleties, I think we understand that and have spent a lot of time in the last couple of months making sure there really was a mind melt on those issues.

Just a quick follow-up on the cable side, we do think it's important that this company come right out of the shoots basically, committed to the concept of consumer choice and ISP competition. That's why we included it in our press release.

We have said for several years that we think for the Internet to flourish, there has to be competition at the infrastructure layer. We always hoped that it would come through the marketplace as opposed to the government having to get involved. I think there's progress on that front with AT&T announcing a month or so ago their principle for open access. And now today, AOL Time Warner announcing a commitment to it.

So the number one and number two companies in the cable industry are now on record supporting consumer choice and we hope others, not just in the cable industry, but in the wireless industry and others will join us in opening up the platform. Let's take another question on this side.

John Higgins, Broadcasting and Cable Magazine:

I'm going to go on a couple of the same issues. You have a lot of cooks on the stage for this kind of; there's a lot of people with CO's on their title. There's going to be a power shift. How does that work out? At least you don't have the kind of power shift that happened in the Viacom/CBS merger right away.

But the second question is, so as you the owner of Cable Systems, you want everybody to be able to surf on your wires and at what kind of terms are you going to insist that they pen you to do that?

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I'll take the first one since Jerry owns the Cable Systems and will tell by the end of the year when we close this. It would be presumptuous for me to answer that specific question in terms of what happens over the next nine months or so.

But there are a lot of cooks on stage, but there is a, to use your analogy, a big meal to serve here. We have an unbelievable opportunity to basically take the best of AOL, the best of Time Warner, this diverse set of businesses in television, in the Internet and so forth and really try to figure out how to best make them work within their segments. As well as how to expand those brands of customer experiences in new ways. So there are a lot of big opportunities here.

Jerry and I worked out very early what our relative responsibilities. We all focus more on the strategic issues. I'll manage the Board. I'll focus on policy issues. I'll focus on technology issues. I'll focus on investments. I'll focus on philanthropy, things that I said in the beginning I think I do well and I really care about. He'll be CEO of running the company.

But when we say there's co-COO's in Bob and Dick, we are going to work out over the nine months or so prior to closing through an integration committee with Ken Novak and Rich Bressler and Bob and Dick that will report back to Jerry and I and put a structure in place that we'll both sign off on. But we'll divvy up the responsibility. So it will be very clear which businesses Dick is responsible for and which businesses Bob is responsible. And as you were suggesting, there's plenty there for a lot of fine chefs to oversee.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

I'll start and then go to cable. I thought it was a plus that we had this group up here because it gives some indication of not only the depth, but you can look at body language and see the interaction or the relationships that already exist. We've become a company of high 5's and hugs.

In the cable industry, I think what you're hearing today is just to avoid the rhetoric or indeed change the lexicon and get back to what's really been basic in the cable industry. I'll give you a historical parallel.

In the early days of the development of pay television and limited channel capacity, HBO was available exclusively on certain cable systems and Show Time was available on other systems. And over time, it became clear not because anybody was beating the drum from the regulatory point of view. But it became very clear that you have to give the consumer as much choice from as many different providers to provide, really for the cable operator, the broadest value for the consumer.

We eventually adopted a multiple services and that's essentially what I'd like you to take away as the rhetoric for today. That put aside existing contractual constraints or any network architecture statements. We are now in the last year of the digital build-out of our cable systems and are creating a highly expansive format. So now, let's let the private marketplace work out the terms and conditions because it is in everybody's best interest to have as many different gateways into this enormous Internet community to have content coming from many different places.

It happens in our company all the time with respect to there's no one source. The Cable Systems is particularly prepared to be a distribution source with near incident digital capacity. That's where we are getting to and now the commercial arrangements need to be established.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

And we do think from a policy standpoint, it's important to stimulate consumer choice and composition, but from a business standpoint, we welcome the competition. We believe we have great brands and great asset and we can complete effectively with other ISP's riding on us, our cable platform, so we welcome that competition. Yes, over here?

Richard Quest, BBC World:

Mr. Case, most companies these days seem to strip out that Internet business as tracker stocks to gain value. You seem to be doing the opposite. You seem to be importing a slower grade stock into your business.

Is that likely to have much of an effect on the sort of rate of growth in stock price that investors have seen and will that be detrimental to your ability to do further acquisitions and to use your paper?

Mr. Levine, you have enormous experience of regulatory issues. What are the regulatory problems here?

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

As it relates to the first question, we think this combined company really has an enormous presence in the Internet media businesses. And will be one of the most valuable, hopefully the most respected company in the world and we think it will be very easy to do other acquisitions down the road if we think it's appropriate.

There is, as you were referencing, sort of a valuation disparity between the so-called Internet companies and the so-called media companies. And over time, we'd expect that to close as the assets converge together from a consumer experience standpoint. We wanted to be proactive in really making that happen.

We worked through those valuation issues and basically came to a point of view and said that even though when we close on Friday, if you looked at the combined market cap of both companies, AOL had about 65% of the market value and Time Warner had about 35% of value.

We also looked at the cash flow. AOL was contributed 20% of the value and Time Warner 80% of value and we just agreed on an exchange ratio that essentially resulted in AOL shareholders owning 55% and the Time Warner shareholders owning 45%.

And this combined company will have in its first full year of business, the next calendar year, over $40 billion in revenue and over $10 billion in EBITDA. So it's a very significant company that really has the best of both worlds. The assets that are necessary to take the Internet to the next step, as well as the Internet expertise that can take the Time Warner brand into this network future.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Let me put a little tail on that first part and then go to the second question.

We believe strongly that new currency of AOL Time Warner, with the kind of numbers that Mike mentioned and right out of the box talking about a billion dollars of synergistic EBITDA. And what Mr. Pittman mentioned in terms of the turbo charging of both companies, that you will have a new currency, the AOL Time Warner stock. And you can be assured that this is going to be a very aggressive currency and a very aggressive company in terms of the things that it wants to do.

Okay. Let's go to the regulatory side. In addition to the normal FCC or Franchise Transfer requirements, obviously, there's a Hart Scott and Rodino filing, but with respect to that, I'm not certainly going to opine as an anti-trust lawyer. But it's my view that this is really not only the first of its kind, the first out of the box in the new century, but there are no overlapping; this is a media company buying other media properties or an Internet company buying other Internet space companies. In fact, it's quite complimentary from all the traditional metrics that you would use. And in fact, when you look at the worldwide network society, which is basically what we have, which is under no central control.

Indeed what Steve mentioned before, we're co-Chairs of this global business dialogue. Part of our intention that's never happened before, we have a group of companies that have come together basically to say to the worldwide regulatory community, this thing is instantly available everywhere and you can't have disparate forms of regulation.

So it's my view that this is kind of a clean break with the past and represents something totally new and therefore, I don't see a regulatory problem.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I have two quick things to add. In the last couple of months as we talked through all these issues, I think one of the things that Jerry needed to make sure I understood was some of the traditions of Time Warner, the traditions of Henry Luce, for example. It's not just about making money, it's about serving the public interest and that's something that resonated.

Similarly, I needed to get comfortable. Jerry understood that we needed to operate on Internet time and need to be aggressive in pursuing business opportunities and there really was an agreement on those ideas. We both recognized that both companies needed to do some things a little different and together, we really had an unbelievable opportunity.

A last point on the regulatory side, it's very interesting if you look at this combined company, there really is a wonderful company with a diverse set of assets, but no single line of business really dominates its category, so that we don't expect there to be any anti-trust issues. The big issue we thought would be related to open access. We wanted to take that off the table on day one by committing to that principle. Steve?

Steve Young, CNN:

Just one follow-up on regulatory and one another. One anti-trust expert I spoke with this morning said that if AOL had exclusive or preferential access to Time Warner content, there could be regulatory issues, so could you elaborate a little bit on that point?

And it's tantalizing to think what might be going on in Redmond, Washington and in Mr. Armstrong's Board Room, you must have thought about this. How do you expect competitors like Microsoft and AT&T to respond?

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Well, let me start with the first question. Were you surprised this morning, Steve?

Steve Young, CNN:

Yes.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Even CNN. In our company historically, because that's why these issues are so interesting, we've faced it over and over again.

We have a lot of networks. The content from Time Warner does not go exclusively into those networks. We make the best use possible in terms of realizing value and as a matter of fact, the whole concept; this is why it's interesting to grow up in a network community, that you really give value to the consumer by going to as many different places as possible.

The benefit however, is knowing that it's in your company so you can kind of count on it, but at the same time, there's a drive to make money by distributing your material.

So you'll see even today, we made an announcement about People, Teen People and In-Style, as well as Entertainment Weekly that are on AOL. But there are lots of other properties that we have that may be in other places. Entertainment is going to be on AOL, but Entertainment is going to be doing other things.

So I think once you keep that network model in mind and indeed, the way the cable systems operates, you can see that both from a commercial and marketplace point of view, but really from a public policy point of view, these things actually dovetail.

With the second one, I'll let Steve answer the Redmond, Washington question. With respect to Mike Armstrong, we both spoke to him this morning. There are very good relationships, I was going to say among the three companies, I should say between the two companies. I think none of that is going to change.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

It's always difficult to project what things will do and what the ripple effect will be in terms of other reactions or solidation or alliance. I do think more people will recognize that what we're doing does make strategic sense. It is the way to take the Internet to the next step and transition media into this network world, so I certainly wouldn't be surprised to see other things like that. I'm not going to speculate on what Microsoft's strategy might be or any other company. But I'm sure there will be people who will reassess this. If I was them, I certainly would reassess it and try to understand what kind of impact it is.

Our philosophy all along since we started 15 years ago was to try to partner with as many companies as possible and really focus on doing the things well that we really understand and partner with others where it's appropriate.

Microsoft for example, we certainly are very competitive with. We consider them our largest competitor. But there are areas where we partner and that notion of co-opetition, I think will continue to be the trend of the future.

One other point really is to the first part of your question. It's very important to understand that within Time Warner, there is a culture that recognizes there are diverse businesses with all kinds of subtleties to them. So for example, even though they own HBO, I see Jeff Bukus here, HBO carries everybody's movie, even though they own the Book of the Month Club or Music Club, they carry everybody's books and that's really a key principle.

It's not simply a matter of taking this content and using your distribution in any kind of exclusionary way. We do the same thing with AOL. There are many of our brands, Map Quest for example, which we just announced we will acquire, is distributed by thousands of web sites. So you have to look at each of these really as an individual opportunity, and individual brand and do what's best for it. But the bias should always be towards partnership. No single company, even

AOL Time Warner can go it alone.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Just to put a final tail on that, it's just a truism in the 21st century that all of these companies will have interlocking relationships where you're competing in several different sales and categories and you're actually partnering in others.

It's certainly true of Microsoft. Microsoft is a partner of Time Warner in certain areas and competitive in other areas.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Yes?

Dylan Radigan, Bloomberg:

I have two quick questions. One is as you look at that board over there, you see most of the recognizable brands are Time Warner brands, the majority of them. Not that the AOL brands are not recognizable, but the inventory of recognizable brands is at Time Warner. I'm curious what you're decision making process was at Time Warner being in position not only of those brands, but also the capital that Time Warner has in its possession. That you decided that it was a better decision for Time Warner to accept 45% of the equity in a new company. As opposed to taking your capital and those brands and building your own Internet presence, considering how low the barriers to entry tend to be on the Internet and the answer can't be because you're getting a huge premium for your stock.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

That wouldn't be my answer at all.

Dylan Radigan, Bloomberg:

Mr. Turner voted in favor of it and what your feeling was as you were looked at and now finished.

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Obviously, I'm proud of all the brands. I view this transaction now; I've been as a career in building brand and accumulating brands and getting the synergistic value out of those brands.

Just as Steve said before, if you looked at the relative contributions, today it may be that Time Warner has 80% of both the revenues and the EBITDA, but here's the judgment I made and I think it's very significant.

First of all, the market capitalizations in the Internet space, I accept because I think something profound is taking place in this century. And while most people may have some difficulty with those valuations, in fact to me, it's really quite simple because it's a belief that the present value of future cash flow is so significant, that that's how you justify it.

I believe that and so for my company at this point, with those brands and with this heritage and with the capital, which we are investing, when Steve and I started to have our conversations, it just became clear to me that I could accelerate my own development, but also I saw how I could accelerate AOL's development.

In my own mind, I've been saying for the last year, that it's probably likely in the year 2000 that we're going to see somebody transact and figure out how to bring these companies together. And I decided that I wanted us to be first because we could be proactive and that in fact, the new currency that we could provide would enable us to continue to grow.

Then as we put the people together, I realized and as I said, we have in the press release commercial arrangements, that in fact, the numbers look pretty interesting. I don't think there's a merger where from day one said it's not going to be that hard to get a billion dollars of synergy and EBITDA precisely because we have these multiple revenue streams.

And then I sat back and really analyzed it and said AOL is distinctive not only because of Steve and Bob and Mike and all of the people there, but this is like coming home to me. It is a subscription based, distribution consumer brand building business. And once you amortize the cost of building that infrastructure, getting the consumer relationship, you can then build so many things on top of it with the tremendous margin.

Well, that's what we've done at HBO. That's really what we've done in the publishing business. So to me, I saw the power of that combination. And as I looked around and looked at other companies and other opportunities, it really came down to there's only one combination. So I had concluded either we would do something with AOL or we would build ourselves, but this is infinitely preferable.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

I think before Ted's response, I think the next few days, different people will take different cuts at what this is. Some will say Time Warner got the better deal because they got this premium and Jerry Levine as CEO. Others will say AOL got the better deal because they're contributing 20% of the cash flow, but they got 55% of the company and all kinds of different permutations of that.

The way Jerry and I look at it is that's sort of this week's kind of debate. The real future is over the next decade, over the next century and how does this company really execute on this strategy to build one of the most valuable and most respected companies on earth.

Both of us basically concluded if you're an AOL shareholder, it's better to own 55% of this new company than 100% of AOL. If you're a Time Warner shareholder, it's better to own 45% of this new company than 100% of Time Warner. I think that will be clear in the next few years as we execute this strategy. And now, Ted?

R.E. "Ted" Turner, Vice Chairman, Time Warner Inc.:

Not much left to answer there. It was very well stated. I voted for it because I think we're going to have a stronger company and that we will accelerate value creation. I also think that it's going to be exciting and challenging and a lot of fun.

And I also want to say that it's not so easy to go out and recreate an AOL. Nobody else has been able to do it. It wouldn't be easy to create a Microsoft. It's not even easy to create a Bloomberg.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Alright. We have time for one more question. Right here in the middle. Try the mike now.

W:

Who most directly will be running music and all its permutations and give me your sense of how a consumer is going to get music from AOL Time Warner in say, seven years?

Gerald Levin, Chairman and Chief Executive Officer, Time Warner Inc.:

Okay. Let's start with the way things operate today. Obviously, we have a very large music company with a person named Roger Ames who runs it and it reports to Dick Parsons who reports to me.

One of the most exciting things about this transaction and our conversations, that is the conversations that Steve and I and Dick and Bob have had, relate to the music business precisely for the following reasons.

A, the Internet and now the AOL opportunity provides the following kinds of expansions for the business. First is promotion. The music business is built on exhibition, usually in the past through radio or MTV. Now you'll have through AOL and through the Internet, you have this worldwide opportunity to promote.

Secondly, the music business is built on signing new acts and normally that has involved going into clubs around the country and discovering them.

This wonderful network society enables a lot of young people who have like in vast A&R field from which to choose.

Third, it's no accident that music has lent itself to the electronic commerce and the packaged goods because it's been pretty easy to see what it is and to get it to you. But it also, this medium lends itself to the digital downloading and therefore, the more efficient delivery of music.

And then coming off of the consumer electronic show, all of these devices, Anytime, Anywhere, all will have the capability of putting a little chip in them so that you can listen to music. At the same time, we have DVD and DVD Audio.

So in effect, what this means is that the music business, which I personally believe is the most fundamental business, it's the most emotionally evocative business and it fortunately, digitally translates extremely efficiently and in fact, the AOL overlay on this because Steve and Bob have already been doing this with Spinner and with Winamp. They're already on to it.

So one of the early things that we've seen and you can see it in the press release is the fact that this now catapults the Warner Music Group into a unique position. And the transition team, which will be Bob, Dick Parsons and Ken and Rich Bressler, are working already on a structure that will maximize that. And we're going to put aside all the old forms of organization and make this work. That's what I've used in my own company, the notion of a digital override or a digital transformation.

Stephen M. Case, Chairman and Chief Executive Officer, America Online, Inc.:

Thank you all for coming. This is an exciting day for us, kicking off this new company and this new Internet century. Thank you.


                            STATEMENT OF DIFFERENCES
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The registered trademark symbol shall be expressed as................... 'r'
The British pound sterling sign shall be expressed as................... 'L'